Filed pursuant to Rule 424(b)(4)

Registration No. 333-228448

Prospectus

2,425,000 Shares of Common Stock

Staffing 360 Solutions, Inc.
__________________________________________________________________

We are offering 2,425,000 shares of our common stock. Our common stock is listed on the Nasdaq Capital Market under the symbol “STAF.” On February 7, 2019, the last reported sale price of our common stock on the Nasdaq Capital Market was $2.18 per share.

Investing in our securities involves a high degree of risk. See the section entitled “Risk Factors” beginning on page 11 of this prospectus and in the documents incorporated by reference into this prospectus for a discussion of risks that should be considered in connection with an investment in our securities.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or delivery of accuracy of this prospectus. Any representation to the contrary is a criminal offense.

	Per Share	Total
Public offering price(1)	$1.65	$4,001,250
Underwriting discounts and commissions (2)(3)	$0.1155	$280,088
Proceeds, before expenses, to us	$1.5345	$3,721,163

(1)	The public offering price is $1.65 per share of common stock.
(2)

We have also agreed to pay the underwriter a non-accountable expense allowance equal to 1% of the public offering price and to reimburse the underwriter for up to $142,500 of accountable expenses. See “Underwriting” for additional information.

(3)	Does not reflect an additional, one-time fee reimbursement credited to us by the underwriter.

The offering is being underwritten on a firm commitment basis. We have granted the underwriter an option for a period of 45 days from the date of this prospectus to purchase up to an additional 363,750 shares of our common stock at the public offering price less the underwriting discount and commissions. If the underwriter exercises this option in full, the total underwriting discounts and commissions payable by us will be approximately $322,101, and the total proceeds to us, before expenses, will be approximately $4,279,337.

The delivery of the shares of common stock to purchasers is expected to be made on or about February 12, 2019.

The date of this prospectus is February 11, 2019.

ThinkEquity

a division of Fordham Financial Management, Inc.

We have not, and the underwriter has not, authorized anyone to provide any information or to make any representations other than those contained in this prospectus or in any free writing prospectuses prepared by or on behalf of us or to which we have referred you. We take no responsibility for and can provide no assurance as to the reliability of, any other information that others may give you. This prospectus is an offer to sell only the securities offered hereby, and only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus or in any applicable free writing prospectus is current only as of its date, regardless of its time of delivery or any sale of our securities. Our business, financial condition, results of operations and prospects may have changed since that date.

PROSPECTUS SUMMARY

This summary highlights information contained in other parts of this prospectus or incorporated by reference into this prospectus from our filings with the Securities and Exchange Commission, or SEC, listed in the section of the prospectus entitled “Incorporation of Certain Information by Reference.” Because it is only a summary, it does not contain all of the information that you should consider before purchasing our securities in this offering and it is qualified in its entirety by, and should be read in conjunction with, the more detailed information appearing elsewhere or incorporated by reference into this prospectus. You should read the entire prospectus, the registration statement of which this prospectus is a part, and the information incorporated by reference herein in their entirety, including the “Risk Factors” and our financial statements and the related notes incorporated by reference into this prospectus, before purchasing our securities in this offering. Unless the context requires otherwise, references in this prospectus to “Staffing 360,” “we,” “us” and “our” refer to Staffing 360 Solutions, Inc. together with its wholly-owned subsidiaries.

Overview

Business overview

We are a high-growth international staffing company engaged in the acquisition of United States and United Kingdom based staffing companies. Our services principally consist of providing temporary contractors, and, to a much lesser extent, the recruitment of candidates for permanent placement. As part of our consolidation model, we pursue a broad spectrum of staffing companies supporting primarily accounting and finance, information technology, engineering, administration and commercial disciplines. As a rapidly growing public company in the international staffing sector, our high-growth business model is based on finding and acquiring, suitable, mature, profitable, operating, domestic and international staffing companies. Our targeted consolidation model is focused specifically on the accounting and finance, information technology, engineering, administration and light industrial disciplines.  Our typical acquisition model is based on paying consideration in the form of cash, stock, earn-outs and/or promissory notes. In furthering our business model, we are regularly in discussions and negotiations with various suitable, mature acquisition targets. To date, we have completed ten acquisitions since November 2013.

Recent Developments

Initiation of Dividend Program

On January 29, 2019, the board of directors approved a dividend program under which we intend to pay a regular quarterly cash dividend of $0.01 per share to holders of our common stock. On January 30, 2019, we announced that the first quarterly dividend of $0.01 per share to our common stock holders will be payable on February 28, 2019 to holders of record as of February 15, 2019.

Before we may declare a dividend on the shares of common stock, we must declare and pay a quarterly dividend on the shares of Series E Preferred Stock and Series E-1 Preferred Stock, which is payable at the rate of 12% per annum, and a monthly dividend on the shares of Series A Preferred Stock, which is payable at the rate of 12% per annum. On January 29, 2019, each of Jackson Investment Group, LLC (“Jackson”), as lender and as the holder of our Series E Preferred Stock and Series E-1 Preferred Stock, and Midcap Financial Trust, as lender, and Matthew Briand and Brendan Flood, as the holders of our Series A Preferred Stock, agreed to waive the restrictions in their respective credit documents and the terms of our charter to permit us to issue such dividends.

Extension of British American Tobacco Contract

On January 11, 2019, we re-signed our largest client, British American Tobacco, to provide Resource Process Outsourcing and staffing services, through our U.K. brand, “Clement May Limited.”

New Staffing Agreement

On October 30, 2018, we signed a contract with a new customer to provide staffing services through our commercial brand, “Monroe Staffing Services” (the “New Staffing Agreement”). Services under the New Staffing Agreement commenced in January 2019 and based on estimated staffing levels forecasted by the client, is expected to provide us with over $10 million of annualized revenue. The New Staffing Agreement has a two-year term expiring on January

30, 2021, may be extended by mutual agreement of the parties and is terminable by the other party for any reason at any time without further payment except for services provided through the termination date.

CML Acquisition

On June 28, 2018, we and Staffing 360 Solutions Limited (formerly known as Longbridge Recruitment 360 Limited), our wholly-owned subsidiary, entered into share purchase agreements (“Share Purchase Agreements”) to acquire all of the share capital of Clement May Limited (“CML”). Consideration for the acquisition of all the shares was (i) an aggregate cash payment of £1,550,000 ($2,047,000), (ii) 15,000 shares of our common stock, (iii) an earn-out payment of £500,000, which is due in December 2019, and (iv) a deferred consideration of £350,000, to be paid on or around June 28, 2019, depending on the satisfaction of certain conditions set forth in that Share Purchase Agreement. To finance the above transaction, we entered into a term loan with HSBC Bank plc.

Key Resources Acquisition

On August 27, 2018, we and Monroe Staffing Services, LLC, our indirect wholly-owned subsidiary, entered into a Share Purchase Agreement with Pamela D. Whitaker (“Seller”), pursuant to which the Seller sold 100% of the common shares of Key Resources Inc. (“Key Resources”) to us.  The transaction closed simultaneously with the signing of the share purchase agreement. The purchase price in connection with the transaction was approximately $12,163,000 of which (a) approximately $8,109,000 was paid to the Seller at closing, (b) up to approximately $2,027,000 is payable as earnout consideration to the Seller on August 27, 2019 and (c) up to $2,027,000 is payable as earnout consideration to the Seller on August 27, 2020.  The payment of the earnout consideration is contingent on Key Resources’ achievement of certain trailing gross profit amounts.

To finance the above transaction, the Company entered into an agreement with Jackson on August 27, 2018, pursuant to which the Company’s note purchase agreement with Jackson dated as of September 15, 2017 was amended to add an additional senior debt investment of approximately $8,428,000 in the Company in exchange for a senior secured note in the principal amount of approximately $8,428,000.

The acquisition of Key Resources allowed to expand our commercial staffing presence in North Carolina. Headquartered in Greensboro, North Carolina, and with four office locations, Key Resources is a leading provider of distribution and supply chain personnel.

Debt Exchange Agreement

On November 15, 2018 we entered into a Debt Exchange Agreement (the “Exchange Agreement”) with Jackson, pursuant to which, among other things, Jackson agreed to exchange $13,000,000 (the “Exchange Amount”) of indebtedness of the Company held by Jackson in exchange for 13,000 shares of a newly created class of preferred stock (the “Debt Exchange”) designated as the Series E Convertible Preferred Stock, par value $0.00001 per share, of the Company (the “Series E Preferred Stock”). The Series E Preferred Stock carries quarterly dividend rights of (a) cash dividends accruing (i) at an annual rate per share equal to 12% from the date of issuance and (ii) 17% after the occurrence of a Preferred Default (as defined in the Certificate of Designation for the Series E Preferred Stock), and (b) a dividend payable in shares of Series E-1 Convertible Preferred Stock equal to 5% per annum of the liquidation value of the outstanding Series E Preferred Stock (the “Series E-1 Preferred Stock”). Subject to certain exceptions, the shares of Series E-1 Preferred Stock have all the same terms, preferences and characteristics as the Series E Preferred Stock (including, without limitation, the right to receive cash dividends). For additional information concerning the designations, privileges, rights, powers and preferences of the Series E Preferred Stock and the Series E-1 Preferred Stock, please see “Description of Securities — Series E Preferred Stock” herein.

In addition, we, as borrower, and certain of our domestic subsidiaries, as guarantors, entered into a Second Omnibus Amendment, Joinder and Reaffirmation Agreement with Jackson, as lender (the “Jackson Omnibus”), which among other things amended that certain Amendment and Restated Note Purchase Agreement, dated as of September 15, 2017, as amended by that certain First Omnibus Amendment and Reaffirmation Agreement, dated as of August 27, 2018, and pursuant to which Jackson amended and restated that certain 12% Senior Secured Promissory Note due September 15, 2020, dated September 15, 2017, in the principal amount of $40,000,000 (the “Original Note”), to reflect the satisfaction and cancellation of principal indebtedness under the Original Note in an amount equal to the

$13,000,000 Exchange Amount, and the addition of principal indebtedness in connection with the $312,000 closing fee payable to Jackson, resulting in a new principal amount of $27,312,000 (the “Amended and Restated Note”).

Registered Direct Offering

On January 22, 2019, we completed a registered direct offering of 387,500 shares of our common stock at a purchase price of $2.00 per share for aggregate gross proceeds of approximately $775,000, before placement fees and offering expenses. We expect to use the proceeds of this offering to fund working capital and for other general corporate purposes.

Corporate information

Staffing 360 Solutions, Inc., was incorporated in the State of Nevada on December 22, 2009, as Golden Fork Corporation, which changed its name to Staffing 360 Solutions, Inc., and its trading symbol to “STAF”, on March 16, 2012. On June 15, 2017, we changed our state of domicile to the State of Delaware. Our principal executive office is located at 641 Lexington Avenue, 27th Floor, New York, New York 10022, and our telephone number is (646) 507-5710. Our website is www.staffing360solutions.com, and the information included in, or linked to our website is not part of this prospectus. We have included our website address in this prospectus solely as a textual reference.

The Offering

Common stock offered by us	2,425,000 shares.

Option to purchase additional shares	The underwriter has a 45-day option to purchase up to an additional 363,750 shares of our common stock from us at the public offering price less underwriting discounts and commissions.

Common stock to be outstanding after this offering	8,144,168 shares (or 8,507,918 shares of common stock if the underwriter exercises in full its option to purchase additional shares of common stock).

Use of proceeds

While our Series E Preferred Stock is outstanding, it generally prohibits us from using the proceeds from offerings of equity securities for any purpose other than redeeming our Series E Preferred Stock, except that we may utilize up to an aggregate of $3,000,000 of the proceeds from equity offerings for working capital expenditures.

In January 2019, we completed an equity offering generating $775,000 of gross proceeds that we intend to use to fund working capital expenditures. We intend to use $2,225,000 of the net proceeds from this offering to fund working capital expenditures, which represents the remainder of our available working capital basket for equity offering proceeds under the Series E Preferred Stock, and the remainder of the proceeds to make redemption payments on our existing Series E Preferred Stock. In the future, we may seek a waiver from the holders of the Series E Preferred stock to permit us utilize a portion of the proceeds of this offering to pay deferred acquisition consideration costs associated with our recent acquisitions. See “Use of Proceeds.”

Risk factors

See “Risk Factors” beginning on page 11 of this prospectus and in the documents incorporated by reference in this prospectus supplement for a discussion of factors you should consider carefully when making an investment decision.

NASDAQ Capital Market symbol	STAF

The number of shares of our common stock outstanding is 5,719,168 as of January 30, 2019 and excludes, as of that date:

•	111,400 shares of common stock issuable upon exercise of stock options;
•	43,238 shares of common stock issuable upon potential conversion of Series A Preferred Stock;
•	7,303,371 shares of common stock issuable upon potential conversion of 13,000 shares of Series E Preferred Stock;
•	81,325 shares of common stock issuable upon potential conversion of 135 shares of Series E-1 Convertible Preferred Stock issued as dividends to the holders of the Series E Preferred Stock;
•	925,935 shares of common stock issuable upon the exercise of warrants outstanding prior to this offering at a volume weighted average price of $1.76;
•	574,272 shares of common stock issuable upon the vesting of unvested restricted stock awards; and

•	shares of common stock issuable upon the conversion of any Series E-1 Preferred Stock issued as future dividends on the outstanding Series E Preferred Stock.

SUMMARY HISTORICAL AND CONSOLIDATED FINANCIAL DATA

We report our financial results in accordance with U.S. generally accepted accounting principles (“GAAP”). The summary historical consolidated statement of operations data for the nine months ended September 29, 2018 (“Q3 2018 YTD”) and September 30, 2017 (“Q3 2017 YTD”) and the summary historical consolidated balance sheet data as of September 29, 2018 presented below have been derived from our unaudited consolidated financial statements incorporated by reference in this prospectus. The summary historical consolidated statement of operations data for the fiscal year ended December 30, 2017 (“Fiscal 2017”) and transition period from June 1, 2016 to December 31, 2016 (“Transition Period”) and the consolidated balance sheet data as of December 30, 2017 and December 31, 2016 presented below have been derived from our audited consolidated financial statements incorporated by reference in this prospectus. The summary historical consolidated financial statements should be read in conjunction with such consolidated financial statements.

Statement of Operations Data:
(All amounts in thousands, except share, par values and stated values)	Q3 2018 YTD	Q3 2017 YTD	Fiscal 2017	Transition Period
Total Revenue	$186,835	$133,174	$192,650	$109,422

Costs, expenses and other:
Cost of Revenue, excluding depreciation and amortization stated below	150,876	108,347	155,909	90,285
Selling, general and administrative expenses	33,315	22,362	32,819	18,244
Depreciation and amortization	2,251	2,310	3,566	1,773
Impairment of goodwill	—	—	4,790	—
Interest expense	6,185	1,843	3,745	1,382
Amortization of debt discount and deferred financing costs	393	2,610	2,745	1,409
Loss on extinguishment of debt, net	—	6,132	6,132	162
Change in fair value of warrant liability	(879)	493	(383)	—
Gain from sale of business	(238)	—	—	—
Re-measurement loss on intercompany note	332	—	—	—
Other, net	(227)	31	886	12
Loss Before Provision for Income Tax	(5,173)	(10,954)	(17,559)	(3,845)

Benefit from (Provision for) income taxes	78	(213)	(932)	(16)

Net Loss	(5,095)	(11,167)	(18,491)	(3,861)

Dividends - Series A preferred stock - related party	150	150	200	116
Deemed Dividends - Series D preferred stock	—	2,009	2,009	1,660

Net Loss Attributable to Common Stock Holders	$(5,245)	$(13,326)	$(20,700)	$(5,637)

Statement of Cash Flow Data:	Q3 2018 YTD	Q3 2017 YTD	Fiscal 2017	Transition Period
Operating Activities	$7,149	$(2,775)	$(7,233)	$(1,208)
Investing Activities	(1,061)	(20,986)	(21,588)	(1,167)
Financing Activities	(5,822)	28,493	31,273	1,058

Other Data (non-GAAP) (1):
EBITDA	$3,656	$(4,191)	$(7,503)	$719
Adjusted EBITDA	6,237	4,621	7,391	3,261

Consolidated Balance Sheet Data (at period end):
	Pro Forma September 29, 2018 (2)	September 29, 2018	December 30, 2017	December 31, 2016
	(Unaudited)	(Unaudited)
Current Assets	$38,843	$38,843	$37,935	$23,537
Identifiable intangible assets, net	23,376	23,376	17,145	9,149
Goodwill	32,061	32,061	27,169	15,779
Other assets	4,605	4,605	4,499	5,492
Total Assets	$99,435	$98,885	$86,748	$53,957

Current Liabilities	$53,405	$53,405	$49,309	$38,994
Term loan - related party, net	34,568	46,697	38,749	—
Term loan, net	1,185	1,185	—	3,997
Warrant Liability	—	—	1,426	—
Other long-term liabilities	4,685	4,685	4,049	2,688
Total Liabilities	$93,843	$105,972	$93,533	$45,679

Series D Preferred Stock	$—	$—	$—	$844

Total Stockholders' (Deficit) Equity	$5,042	$(7,087)	$(6,785)	$7,394

(1)

EBITDA and Adjusted EBITDA are non-GAAP financial measures. Non-GAAP financial measures are financial measures that either exclude or include amounts that are not excluded or included in the most directly comparable measures calculated and presented in accordance with GAAP.

We define EBITDA as defined as net loss before: interest expense, benefit from (provision for) income taxes; amortization of identifiable intangible assets and depreciation. We define Adjusted EBITDA as EBITDA, further adjusted to remove: income (loss) from discontinued operations, net of tax; other (income) expense, net, in operating income (loss); impairment of goodwill; operational restructuring and other charges; other income (expense), net, below operating income (loss); non-cash expense (income) associated with stock compensation; and charges we consider to be non-recurring in nature such as legal expenses associated with litigation, professional fees associated potential and completed acquisitions.

We present EBITDA and Adjusted EBITDA because they are key measures used by our management and board of directors to understand and evaluate our core operating performance and trends, to develop short- and long-term operational plans, and to allocate resources to expand our business. In particular, the exclusion of certain expenses in calculating EBITDA and Adjusted EBITDA can provide a useful measure for period-to-period comparisons of the cash operating income generated by our business. We believe that EBITDA and Adjusted EBITDA are useful to investors and others to understand and evaluate our operating results and it allows for a more meaningful comparison between our performance and that of competitors.

EBITDA and Adjusted EBITDA should not be considered as an alternative to net income or income from operations, as a measure of financial performance, or cash flows provided by operating activities, as a measure of liquidity, or any other performance measure derived in accordance with GAAP. Additionally, these measures are not intended to be a measure of free cash flow available for management’s discretionary use as they do not consider certain cash requirements such as tax payments. The presentation of these measures has limitations as an analytical tool and should not be considered in isolation, or as a substitute for analysis of our results as reported under GAAP.

(2)	As adjusted to give effect to the exchange of $13,000,000 of indebtedness held by Jackson in exchange for 13,000 shares of Series E Preferred Stock in the Debt Exchange completed in November 2018.

The following table presents a reconciliation of net loss, the most directly comparable financial measure calculated and presented in accordance with GAAP, to EBITDA and Adjusted EBITDA for each of the periods indicated:

	Q3 2018 YTD	Q3 2017 YTD	Fiscal 2017	Transition Period
Net loss	$(5,095)	$(11,167)	$(18,491)	$(3,861)

Interest expense	6,185	1,843	3,745	1,382
Provision for (benefits from) income taxes	(78)	213	932	16
Depreciation and amortization	2,644	4,920	6,311	3,182
EBITDA	3,656	(4,191)	(7,503)	719

Acquisition, capital raising and other non-recurring expenses	2,642	1,194	2,139	1,670
Other non-cash charges	951	962	1,330	698
Loss on extinguishment of debt, net	—	6,132	6,132	—
Change in fair value of warrant liability	(879)	493	—	—
Gain from sale of business	(238)	—	—	—
Restructuring charges	—	—	780	162
Impairment of goodwill	—	—	4,790	—
Re-measurement loss on intercompany note	332	—	—	—
Other income	(227)	31	(277)	12
Adjusted EBITDA	$6,237	$4,621	$7,391	$3,261

RISK FACTORS

Before deciding to invest in our securities, you should consider carefully the following discussion of risks and uncertainties affecting us and our securities, together with other information in this prospectus, the other information and documents incorporated by reference in this prospectus, including the risks and uncertainties discussed under “Risk Factors” in our Annual Report on Form 10-K for the fiscal year ended December 30, 2017, and our financial statements and related notes, as well as any updates thereto contained in subsequent filings with the SEC or any free writing prospectus. If any of the events anticipated by these risks and uncertainties occur, our business, financial condition and results of operations could be materially and adversely affected, and the value of our securities could decline. The risks and uncertainties we discuss in the documents incorporated by reference herein are those that we currently believe may materially affect our company. Additional risks and uncertainties not presently known to us or that we currently deem immaterial also may materially and adversely affect our business, financial condition and results of operations.

Risks Related to Our Business

Our debt level could negatively impact our financial condition, results of operations and business prospects.

As of September 29, 2018, after giving effect for the Debt Exchange, on a pro forma basis, our total gross debt payable amounted to approximately $56,966,000. Our level of debt could have significant consequences to our stockholders, including the following:

•

requiring the dedication of a substantial portion of cash flow from operations to make payments on debt, thereby reducing the availability of cash flow for working capital, capital expenditures and other general business activities;

•	requiring a substantial portion of our corporate cash reserves to be held as a reserve for debt service, limiting our ability to invest in new growth opportunities;
•	limiting the ability to obtain additional financing in the future for working capital, capital expenditures, acquisitions and general corporate and other activities;
•	limiting the flexibility in planning for, or reacting to, changes in the business and industry in which we operate;
•	increasing our vulnerability to both general and industry-specific adverse economic conditions;
•	putting us at a competitive disadvantage vs. less leveraged competitors; and
•	increasing vulnerability to changes in the prevailing interest rates.

Our ability to make payments of principal and interest, or to refinance our indebtedness, depends on our future performance, which is subject to economic, financial, competitive and other factors. Our business is not currently generating positive cash flow and may not generate cash flow in the future sufficient to service our debt because of factors beyond our control, including but not limited to our ability to expand our operations. If we are unable to generate sufficient cash flows, we may be required to adopt one or more alternatives, such as restructuring debt or obtaining additional equity capital on terms that may be onerous or highly dilutive. Our ability to refinance our indebtedness will depend on the capital markets and our financial condition at such time. We may not be able to engage in any of these activities or engage in these activities on desirable terms, which could result in a default on our debt obligations.

The potential U.K. exit from the European Union as a result of the U.K. triggering Article 50 of the Treaty on European Union could harm our business, financial condition or results of operations.

On March 29, 2017, the U.K. triggered Article 50 of the Treaty on European Union by notifying the European Council of its intention to withdraw from the European Union (commonly referred to as “Brexit”). Negotiations have commenced to determine the future terms of the U.K.’s relationship with the European Union, including the terms of trade between the U.K. and the European Union. The effects of Brexit will depend on any agreements the U.K. makes to retain access to European Union markets either during a transitional period or more permanently. Brexit could lead to legal uncertainty and potentially divergent national laws and regulations as the U.K. determines which European Union laws to replace or replicate.

The announcement of Brexit also created (and the actual exit of the U.K. from the European Union may create future) global economic uncertainty. The actual exit of the U.K. from the European Union could cause disruptions to and create uncertainty surrounding our business. Any of these effects of Brexit (and the announcement thereof), and others we cannot anticipate, could harm our business, financial condition or results of operations.

The Jackson Note is secured by substantially all of the Company’s assets and the terms of the Jackson Note may restrict the Company’s current and future operations. Additionally, Jackson may be able to exert significant influence over us as our senior secured and the beneficial owner of in excess of 35.8% of our outstanding shares of common stock.

The Jackson Note (as defined herein) contains a number of restrictive covenants that impose significant operating and financial restrictions on us and may limit our ability to engage in acts that may be in our long-term best interests. The Jackson Note includes covenants limiting or restricting, among other things, our ability to:

•	incur or guarantee additional indebtedness;

•	pay distributions on, redeem or repurchase shares of the Company’s capital stock or redeem or repurchase any of the Company’s subordinated debt;

•	make certain investments;

•	sell assets;

•	enter into agreements that restrict distributions or other payments from our restricted subsidiaries to the Company;

•	incur or allow the existence of liens;

•	consolidate, merge or transfer all or substantially all of the Company’s assets;

•	engage in transactions with affiliates.

In addition, the Jackson Note contains financial covenants including, among other things, a fixed charge coverage ratio, minimum liquidity requirements and total leverage ratio.  A breach of any of these financial covenants could result in a default under the Jackson Note. If any such default occurs, Jackson may elect to declare all outstanding borrowings, together with accrued interest and other amounts payable thereunder, to be immediately due and payable.  In addition, following an event of default under the Jackson Note, Jackson will have the right to proceed against the collateral granted to it to secure the debt, which includes our available cash. If the debt under the Jackson Note was to be accelerated, we cannot assure you that our assets would be sufficient to repay in full our debt.

In addition to being our senior secured lender, the Jackson beneficially owns in excess of 35.8% of the Company’s outstanding common stock. Accordingly, Jackson may be able to exert significant influence over the Company.

Most of our contracts do not obligate our customers to utilize a significant amount of our staffing services and may be cancelled on limited notice, so our revenue is not guaranteed.

Substantially all of our revenue is derived from multi-year contracts that are terminable for convenience. Under our multi-year agreements, we contract to provide customers with staffing services through work or service orders at the customers’ request. Under these agreements, our customers often have little or no obligation to request our staffing services. In addition, most of our contracts are cancellable on limited notice, even if we are not in default under the contract. We may hire employees permanently to meet anticipated demand for services under these agreements that may ultimately be delayed or cancelled. We could face a significant decline in revenues and our business, financial condition or results of operations could be materially adversely affected if:

•	we see a significant decline in the staffing services requested from us under our service agreements;
•	our customers cancel or defer a significant number of staffing requests; or
•	our existing customer agreements expire or lapse and we cannot replace them with similar agreements.

Our future success is dependent, in part, on the performance and continued service of our executive officers. Without their continued service, we may be forced to interrupt or eventually cease our operations.

We are dependent to a great extent upon the experience, abilities, and continued service of Brendan Flood, our Chairman, Chief Executive Officer, and President, David Faiman, our Chief Financial Officer, Executive Vice President and Treasurer, and Alicia Barker, our Chief Operating Officer. We rely on the experience of our executive officers, who have specific knowledge relating to us and our industry, that is difficult to replace. Competition for experienced executives within our industry is also very intense.

A loss of our Chief Executive Officer or a member of our executive team, particularly to a competitor, could also place us at a competitive disadvantage. We may not be able to retain the services of any of our executives in the future. Although we have entered into employment agreements with our executive officers, we cannot guarantee that any key management personnel will remain employed by us. If we do not succeed in attracting well-qualified executive officers or retaining and motivating our existing executive team, our business could be harmed.

Risks Related to this Offering

We are subject to restrictions concerning our use of the proceeds of this offering.

While our Series E Preferred Stock is outstanding, we are required to use the proceeds of any sales of equity securities, including the shares of common stock offered hereby, exclusively to redeem any outstanding shares of Series E Preferred Stock, except that we are permitted to use up to an aggregate of $3,000,000 of the gross proceeds from any equity offerings completed on or before November 15, 2019 for working capital purposes. On January 22, 2019, we completed a registered direct offering of our common stock that generated $775,000 in gross proceeds that we expect to use for working capital purposes. Accordingly, without obtaining a waiver from the requisite holders of the Series E Preferred Stock, any proceeds from this offering or future equity offerings in excess of $2,225,000 must be used to redeem the Series E Preferred Stock.

We currently expect that we will use $2,225,000 of the proceeds of this offering for working capital expenditures and the remainder to redeem a portion of our Series E Preferred Stock. In the future, we may seek a waiver from the holders of the Series E Preferred stock to permit us utilize a portion of the proceeds of this offering to pay deferred acquisition consideration costs associated with our recent acquisitions. The holders of our Series E Preferred Stock may not agree to sign any such waiver on terms that are favorable to us, or at all.

You will experience immediate and substantial dilution if you purchase securities in this offering.

As of September 29, 2018, our net tangible book value was approximately $(62,524,000), or $(10.93) per share. Since the effective price per share of our common stock being offered in this offering is substantially higher than the net tangible book value per share of our common stock, you will suffer substantial dilution with respect to the net tangible book value of the common stock you purchase in this offering. Based on the public offering price of $1.65 per share of common stock being sold in this offering, and our net tangible book value per share as of September 29, 2018, if you purchase shares of common stock in this offering, you will suffer immediate and substantial dilution of $8.92 per share with respect to the net tangible book value of the common stock. See the section entitled “Dilution” for a more detailed discussion of the dilution you will incur if you purchase securities in this offering.

There may be future sales of our securities or other dilution of our equity, which may adversely affect the market price of our common stock.

We are generally not restricted from issuing additional common stock, including any securities that are convertible into or exchangeable for, or that represent the right to receive, common stock. The market price common stock could decline as a result of sales of common stock or securities that are convertible into or exchangeable for, or that represent the right to receive, common stock after this offering or the perception that such sales could occur.

Future sales of our common stock may cause the prevailing market price of our shares to decrease.

As of February 7, 2019, we had outstanding 5,719,168 shares of common stock. In addition, as of that date we had outstanding warrants to acquire 925,935 shares of common stock, options to acquire 111,400 shares of common stock, and 574,762 shares of common stock issuable upon the vesting of unvested restricted stock awards. In addition, 43,238 shares of common stock are issuable upon potential conversion of Series A Preferred Stock, 7,303,371 shares of common stock are issuable upon potential conversion of Series E Preferred Stock, and 89,180 shares of common stock are issuable upon potential conversion of 148 shares of Series E-1 Preferred Stock. Additionally, a dividend payable in shares of Series E-1 Convertible Preferred Stock will accrue at a rate of 5% per annum of the liquidation value of the outstanding Series E Preferred Stock while the Series E Preferred Stock remains outstanding. Shares of Series E-1 Convertible Preferred Stock issued in the future will be convertible into 602 shares of common stock, unless we redeem all shares of Series E Preferred Stock on or prior to October 31, 2020, in which case we will cancel and extinguish all outstanding shares of Series E-1 Convertible Preferred Stock. The issuance of shares of common stock upon the exercise of warrants or options or conversion of preferred stock would dilute the percentage ownership interest of all stockholders, might dilute the book value per share of our common stock and would increase the number of our publicly traded shares, which could depress the market price of our common stock. The perceived risk of dilution as a result of the significant number of outstanding warrants, options and shares of convertible preferred stock may cause our common stockholders to be more inclined to sell their shares, which would contribute to a downward movement in the price of our common stock. Moreover, the perceived risk of dilution and the resulting downward pressure on our common stock price could encourage investors to engage in short sales of our common stock, which could further contribute to price declines in our common stock. The fact that our stockholders, warrant holders and option holders can sell substantial amounts of our common stock in the public market, whether or not sales have occurred or are occurring, could make it more difficult for us to raise additional funds through the sale of equity or equity-related securities in the future at a time and price that we deem reasonable or appropriate, or at all.

Even if this offering is successful, we may need to raise additional capital in the future to continue operations, which may not be available on acceptable terms, or at all. Failure to obtain this necessary capital when needed may force us to delay, limit or terminate our product development efforts or other operations.

We have had recurring losses from operations, negative operating cash flow and an accumulated deficit. We must raise additional funds in order to continue operating our business.  If additional capital is not available to us when needed or on acceptable terms, we may not be able to continue to operate our business pursuant to our business plan or we may have to discontinue our operations entirely. As of September 29, 2018, we had cash and cash equivalents of $2,824,000 and currently anticipate that our existing resources, together with the expected net proceeds from this offering, will be sufficient to fund our planned operations through the foreseeable future; however, we cannot provide assurances that our plans will not change or that changed circumstances will not result in the depletion of our capital resources more rapidly than we currently anticipate.  As such, in order for us to pursue our business objectives, we may need to raise additional capital, which additional capital may not be available on reasonable terms or at all. Any additional capital raised through the sale of equity or equity-backed securities may dilute our stockholders’ ownership percentages and could also result in a decrease in the market value of our equity securities.  The terms of any securities issued by us in future capital transactions may be more favorable to new investors, and may include preferences, superior voting rights and the issuance of warrants or other derivative securities, which may have a further dilutive effect on the holders of any of our securities then outstanding.

If we are unable to secure additional funds when needed or on acceptable terms, we may be required to defer, reduce or eliminate significant planned expenditures, restructure, curtail or eliminate some or all of our operations, dispose of technology or assets, pursue an acquisition of our company by a third party at a price that may result in a loss on investment for our stockholders, file for bankruptcy or cease operations altogether. Any of these events could have a material adverse effect on our business, financial condition and results of operations. Moreover, if we are unable to obtain additional funds on a timely basis, there will be substantial doubt about our ability to continue as a going concern and increased risk of insolvency and up to a total loss of investment by our stockholders.

The market price of our common stock is subject to fluctuation and has been and may continue to be volatile, which could result in substantial losses for investors.

The market price of our common stock has been and is likely to continue to be highly volatile and could fluctuate widely in response to various factors, many of which are beyond our control, including the following:

•	actual or anticipated fluctuations in our quarterly or annual operating results;
•	changes in financial or operational estimates or projections;
•	conditions in markets generally;
•	changes in the economic performance or market valuations of companies similar to ours; and

•	general economic or political conditions in the United States or elsewhere.

In addition, the securities markets have from time to time experienced significant price and volume fluctuations that are unrelated to the operating performance of particular companies. These market fluctuations may also significantly affect the market prices of our common stock.

We may be unable to make dividend payments.

Although we have not paid any cash dividend on our common stock in the past, on January 29, 2019, our board of directors approved a dividend program under which we intend to pay a regular quarterly cash dividend of $0.01 per share to holders of our common stock. On January 30, 2019, we announced that the first quarterly dividend of $0.01 per share to our common stock holders will be payable on February 28, 2019 to holders of record as of February 15, 2019.

We are limited in our ability to pay dividends by certain of our existing agreements, including our credit facility with MidCap Financial Services LLC and our secured note agreement with Jackson, each of which restrict the payment of certain cash dividends without prior written consent. In addition, our outstanding shares of Series A Preferred Stock, Series E Preferred Stock and Series E-1 Preferred Stock also contain limitations and restrictions on our ability to pay dividends. However, on January 29, 2019, each of Jackson, as lender and as the holder of our Series E Preferred Stock and Series E-1 Preferred Stock, and Midcap Financial Trust, as lender, and Matthew Briand and Brendan Flood, as the holders of our Series A Preferred Stock, agreed to waive the restrictions in their respective credit documents and the terms of our charter to permit us to issue dividends on our common stock.

Our ability to issue dividends is also subject to the requirements of Delaware law, which generally requires that any dividends must be paid out of our surplus capital or, if there is no surplus capital, out of net profits for the fiscal year in which a dividend is declared and/or the preceding fiscal year. Although our board of directors determined that we had a surplus available for the payment of dividends as of January 29, 2019, we may not have an available surplus for dividends in the future. Our ability to pay future dividends will depend upon, among other factors, our cash balances and potential future capital requirements, debt service requirements, earnings, financial condition, the general economic and regulatory climate and other factors beyond our control that our board of directors may deem relevant. Our dividend payments may change from time to time, and we may not continue to declare dividends in the future. A reduction in or elimination of our dividend payments could have a negative effect on our stock price.

We may be unable to maintain the listing of our common stock on the Nasdaq Capital Market.

We have in the past, and may in the future, be unable to comply with certain of the listing standards that we are required to meet to maintain the listing of our common stock on the Nasdaq Capital Market. For instance, in April 2018, we were notified by the staff of Nasdaq that we were no longer in compliance with the minimum stockholders’ equity requirement for continued listing on The Nasdaq Capital Market. In response to this notice, we submitted a plan of compliance to the staff, and we ultimately completed the Debt Exchange with Jackson to increase our stockholders’ equity to compliance levels. As a result, on November 28, 2018, we were notified that we had regained compliance with all applicable Nasdaq listing standards.

If our common stock is delisted by Nasdaq, our common stock may be eligible for quotation on an over-the-counter quotation system or on the pink sheets. Upon any such delisting, our common stock would become subject to the regulations of the SEC relating to the market for penny stocks. A penny stock is any equity security not traded on a national securities exchange that has a market price of less than $5.00 per share. The regulations applicable to penny stocks may severely affect the market liquidity for our common stock and could limit the ability of stockholders to sell securities in the secondary market. In such a case, an investor may find it more difficult to dispose of or obtain accurate quotations as to the market value of our common stock, and there can be no assurance that our common stock will be eligible for trading or quotation on any alternative exchanges or markets.

Delisting from Nasdaq could adversely affect our ability to raise additional financing through public or private sales of equity securities, would significantly affect the ability of investors to trade our securities and would negatively affect the value and liquidity of our common stock. Delisting could also have other negative results, including the potential loss of confidence by employees, the loss of institutional investor interest and fewer business development opportunities.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus may include or incorporate by reference “forward-looking statements” within the meaning of Section 27A of the Securities Act, and Section 21E of the Securities Exchange Act of 1934, as amended, (the “Exchange Act”). Our use of the words “may,” “will,” “would,” “could,” “should,” “believes,” “estimates,” “projects,” “potential,” “expects,” “plans,” “seeks,” “intends,” “evaluates,” “pursues,” “anticipates,” “continues,” “designs,” “impacts,” “forecasts,” “target,” “outlook,” “initiative,” “objective,” “designed,” “priorities,” “goal” or the negative of those words or other similar expressions is intended to identify forward-looking statements that represent our current judgment about possible future events. All statements included or incorporated by reference in this prospectus, and in related comments by our management, other than statements of historical facts, including without limitation, statements about future events or financial performance, are forward-looking statements that involve certain risks and uncertainties.

These statements are based on certain assumptions and analyses made in light of our experience and perception of historical trends, current conditions and expected future developments as well as other factors that we believe are appropriate in the circumstances. While these statements represent our judgment on what the future may hold, and we believe these judgments are reasonable, these statements are not guarantees of any events or financial results. Whether actual future results and developments will conform with our expectations and predictions is subject to a number of risks and uncertainties, including the risks and uncertainties discussed in this prospectus, any prospectus supplement and the documents incorporated by reference under the captions “Risk Factors” and “Forward-Looking Statements” and elsewhere in those documents.

Consequently, all of the forward-looking statements made in this prospectus, as well as all of the forward-looking statements incorporated by reference to our filings under the Exchange Act, are qualified by these cautionary statements and there can be no assurance that the actual results or developments that we anticipate will be realized or, even if realized, that they will have the expected consequences to or effects on us and our subsidiaries or our businesses or operations. We caution investors not to place undue reliance on forward-looking statements. We undertake no obligation to update publicly or otherwise revise any forward-looking statements, whether as a result of new information, future events, or other such factors that affect the subject of these statements, except where we are expressly required to do so by law.

USE OF PROCEEDS

We estimate that we will receive net proceeds of approximately $3,326,150 (or approximately $3,643,323 if the underwriter’s option to purchase additional securities is exercised in full) from the sale of the securities offered by us in this offering, based on the public offering price of $1.65 per share of common stock, and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

While our Series E Preferred Stock is outstanding, we are required to use the proceeds of any sales of equity securities, including the shares of common stock offered hereby, exclusively to redeem any outstanding shares of Series E Preferred Stock, except that we are permitted to use up to an aggregate of $3,000,000 of the gross proceeds from any equity offerings completed on or before November 15, 2019 for working capital purposes. On January 22, 2019, we completed a registered direct offering of our common stock that generated $775,000 in gross proceeds that we expect to use for working capital purposes. Accordingly, without obtaining a waiver from the requisite holders of the Series E Preferred Stock, any proceeds from this offering or future equity offerings in excess of $2,225,000 must be used to redeem the Series E Preferred Stock.

We currently expect that we will use $2,225,000 of the proceeds of this offering for working capital and the remainder to redeem a portion of our Series E Preferred Stock. In the future, we may seek a waiver from the holders of the Series E Preferred stock to permit us utilize a portion of the proceeds of this offering to pay deferred acquisition consideration costs associated with our recent acquisitions. The holders of our Series E Preferred Stock may not agree to sign any such waiver on terms that are favorable to us, or at all.

Pending application of the net proceeds as described above, we intend to invest the net proceeds to us from this offering in a variety of capital preservation investments, including short-term, investment-grade and interest-bearing instruments.

INFORMATION REGARDING THE MARKET IN OUR COMMON STOCK

Our common stock is listed on the Nasdaq Capital Market under the symbol “STAF.” On February 7, 2019, the closing price for our common stock as reported on the Nasdaq Capital Market was $2.18 per share.

Dividend policy

Although we have not paid any cash dividend on our common stock in the past, on January 29, 2019, our board of directors approved a dividend program under which we intend to pay a regular quarterly cash dividend of $0.01 per share to holders of our common stock. On January 30, 2019, we announced that the first quarterly dividend of $0.01 per share to our common stock holders will be payable on February 28, 2019 to holders of record as of February 15, 2019.

We are limited in our ability to pay dividends by certain of our existing debt instruments and under the terms of our outstanding Series A Preferred Stock, Series E Preferred Stock and Series E-1 Preferred Stock. However, on January 29, 2019, each of Jackson, as lender and as the holder of our Series E Preferred Stock and Series E-1 Preferred Stock, and Midcap Financial Trust, as lender, and Matthew Briand and Brendan Flood, as the holders of our Series A Preferred Stock, agreed to waive from the restrictions in their respective credit documents and the terms of our charter to permit us to issue dividends on our common stock.

Our ability to issue dividends is also subject to the requirements of Delaware law, which generally requires that any dividends must be paid out of our surplus capital or, if there is no surplus capital, out of net profits for the fiscal year in which a dividend is declared and/or the preceding fiscal year. Our ability to pay future dividends will depend upon, among other factors, our cash balances and potential future capital requirements, debt service requirements, earnings, financial condition, the general economic and regulatory climate and other factors beyond our control that our board of directors may deem relevant. Our dividend payments may change from time to time, and we may not continue to declare dividends in the future.

DILUTION

Our historical net tangible book value as of September 29, 2018 was approximately $(62,524,000), or $(10.93) per share of common stock. Our historical net tangible book value is the amount of our total tangible assets less our liabilities. Historical net tangible book value per common share is our historical net tangible book value divided by the number of shares of common stock we have outstanding. For purposes of this dilution section, all information is derived from our unaudited financial statements for the period ended September 29, 2018, except that we calculate per share data using the number of shares we had outstanding as of January 30, 2019 in order to give effect to several significant transactions that occurred after September 29, 2018.

After giving effect to the sale of 2,425,000 shares of our common stock at the public offering price of $1.65 per share, and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us, our as adjusted net tangible book value as of September 29, 2018 would have been approximately $(59,215,350), or $(7.27) per share of common stock. This represents an immediate increase in as adjusted net tangible book value of $3.66 per share to our existing stockholders, and an immediate dilution of $8.92 per share to new investors purchasing our common stock in this offering at the public offering price.

The following table illustrates this dilution on a per share basis:

Public offering price per share		$1.65
Historical net tangible book value per share as of September 29, 2018	$(10.93)
Pro forma increase in net tangible book value per share attributable to investors in this offering	$3.66
As adjusted net tangible book value per share after this offering		$(7.27)
Dilution per share to investors participating in this offering		$8.92

If the underwriter exercises in full its option to purchase up to 363,750 additional shares of common stock at the public offering price of  $1.65 per share, less underwriting discounts and commissions, the as adjusted net tangible book value after this offering would be $(58,898,178), or $(6.92) per share, representing an increase in net tangible book value of  $4.01 per share to existing stockholders and immediate dilution in net tangible book value of  $8.57 per share to investors purchasing our securities in this offering at the public offering price.

The foregoing discussion and table does not take into account further dilution to investors in this offering that could occur upon the exercise of outstanding options and warrants having a per share exercise price less than the public offering price per share in this offering.

The number of shares of our common stock outstanding is 5,719,168 as of January 30, 2019 and excludes, as of that date:

•	111,400 shares of common stock issuable upon exercise of stock options;
•	43,238 shares of common stock issuable upon potential conversion of Series A Preferred Stock;
•	7,303,371 shares of common stock issuable upon potential conversion of 13,000 shares of Series E Preferred Stock;
•	81,325 shares of common stock issuable upon potential conversion of 135 shares of Series E-1 Convertible Preferred Stock issued as dividends to the holders of the Series E Preferred Stock;
•	925,935 shares of common stock issuable upon the exercise of warrants outstanding prior to this offering at a volume weighted average price of $1.76;
•	574,272 shares of common stock issuable upon the vesting of unvested restricted stock awards; and
•	shares of common stock issuable upon the conversion of any Series E-1 Preferred Stock issued as future dividends on the outstanding Series E Preferred Stock.

To the extent that options or warrants outstanding as of January 30, 2019 have been or may be exercised or other shares issued, investors purchasing common stock in this offering may experience further dilution. In addition, we may seek to raise additional capital in the future through the sale of equity or convertible debt securities. To the extent that additional capital is raised through the sale of equity or convertible debt securities, the issuance of these securities could result in further dilution to our stockholders.

MANAGEMENT

Board Composition

Our board of directors (the “Board”) consists of five directors as follows:

•	Class I: Dimitri Villard and Nicholas Florio;
•	Class II: Jeff Grout and Alicia Barker; and
•	Non-Classified: Brendan Flood.

Under the Company’s Amended and Restated Certificate of Incorporation and Bylaws, the Board is divided into Class I and Class II directors, and any directors not classified are non-classified directors. Each Class I director seat is up for election at the annual meeting of stockholders occurring in calendar year 2019 and every two years thereafter, each Class II director seat is up for election at the annual meeting of stockholders occurring in calendar year 2020 and every two years thereafter, and any non-classified directors are up for election at every annual meeting of stockholders and, in each case, until his or her successor shall be elected and qualified, unless sooner displaced.

Executive Officers and Directors

The name, age and position of our executive officers and directors are set forth below.

Name and Address	Age	Positions
Brendan Flood	54	Chairman, Chief Executive Officer, President and Director
David Faiman	45	Chief Financial Officer, Executive Vice President and Treasurer
Alicia Barker	48	Chief Operating Officer and Director
Dimitri Villard	76	Independent Director
Jeff Grout	66	Independent Director
Nicholas Florio	55	Independent Director

Brendan Flood, Chairman, Chief Executive Officer, President and Director. Mr. Flood has been the Chairman or Executive Chairman and a Director of the Company since January 7, 2014. He assumed the role of Chairman and Chief Executive Officer (“CEO”) on December 19, 2017 and has been in the staffing industry for 20 years. Mr. Flood joined the company upon the sale of his business, Initio International Holdings (“Initio”), on January 3, 2014, where he was the Chairman and CEO, to the Company. He acquired Initio as part of a management buy-out, which he led, in January 2010. Prior to Initio, Mr. Flood worked in several staffing companies including Hudson Global Resources Inc. which he brought to the Nasdaq National Market on April 1, 2003, as a spin-off from Monsterworldwide Inc. His experience while at Monsterworldwide included numerous M&A transactions, operational management in both London and New York, and various senior financial roles. Mr. Flood graduated from Dublin City University in Ireland with a Bachelor of Arts Degree in Accounting and Finance. Mr. Flood's strong financial background and years of experience at major staffing firms like Monsterworldwide and Hudson Global Resources qualifies him to be the Chairman and Chief Executive Officer and a director given the Company’s core business in the staffing industry. On December 22, 2017, in connection with the realignment of the Company into three operating segments: Professional Staffing (US), Professional Staffing (UK), and Commercial Staffing, the Company announced the departure of Matthew Briand, the Company’s former CEO, from the company effective as of January 31, 2018, and the appointment by the Independent members of the Board of Directors of the Company of Mr. Flood to serve as CEO and President of the Company. Mr. Flood will also continue his role as Chairman of the Board of Directors.

David Faiman, Chief Financial Officer, Executive Vice President and Treasurer. Mr. Faiman has served as the Chief Financial Officer since March 1, 2016 and was later appointed Treasurer and Executive Vice President. Mr. Faiman has over 20 years of finance and accounting experience at both private and public companies, bringing a high degree of knowledge and proficiency to his role as Chief Financial Officer. From 2013 to 2015, Mr. Faiman was Vice President of Financial Planning & Analysis as well as Chief Accounting Officer of Novitex Enterprise Solutions, Inc. (“Novitex”), a leading provider of solutions in the document outsourcing industry and which is owned by the private equity firm Apollo Global Management, LLC. Prior to Novitex, Mr. Faiman served in various senior financial roles, including acting Chief Financial Officer, during his almost 10-year tenure from 2004 to 2013 at Cengage Learning, Inc. (formerly Thomson Learning of Thomson Reuters). During this time, Mr. Faiman was part of the management team responsible for the coordination of a multi-billion private equity buyout of Cengage Learning by Apax Partners LLP, a private equity firm. Mr. Faiman began his career at PricewaterhouseCoopers LLP in its Assurance and Business Advisory practice. Mr. Faiman is a Certified Public Accountant and graduated summa cum laude with a Bachelor of Science in Business Administration from the University of Connecticut.

Alicia Barker, Chief Operating Officer, and Director. The Company entered into an Employment Agreement with Alicia Barker that appointed her as the Company’s Chief Operating Officer effective July 1, 2018. Ms. Barker is also a member of the Board. Ms. Barker, brings over two decades of extensive human resources expertise to her new role. Since 2016, she has served as Principal of Act II Consulting, which provides human resources consulting and professional coaching services to individuals and corporations. Ms. Barker previously served as Senior Vice President, Human Resources at Barker, a full-service advertising agency where she led talent procurement and executive development. She also served on the executive team as Vice President, Human Resources at Hudson North America, a global talent solutions company, as Vice President, Human Resources, at Grey Group, a global advertising and marketing agency, and before that, as Human Resources Director at Icon/Nicholson, which designs, develops, and produces prepackaged computer software. Over the past several years, Ms. Barker has held positions on not for profit boards in her local community.

Dimitri Villard, Director. Dimitri Villard has been a Director of the Company since July 2012. Mr. Villard was Chairman and CEO of Peer Media Technologies, Inc., a public company Internet technology business, from February 2009 to December 2012. Peer Media Technologies, Inc. changed its name from ARTISTdirect, Inc. in May 2010. Prior to that, Mr. Villard served as Interim CEO since March 6, 2008 and as a Director since January 2005 until 2012. Mr. Villard has also served as President and a Director of Pivotal BioSciences, Inc., a biotechnology company, since September 1998 to present. In addition, since January 1982 to present, he has served as President and Director of Byzantine Productions, Inc. Previously, Mr. Villard was a Director at the investment banking firm of SG Cowen and affiliated entities, a position he held from January 1997 to July 1999. From 2004 to 2008, Mr. Villard served as Chairman of the Board of Directors of Dax Solutions, Inc., an entertainment industry digital asset management venture, and from July 2012 until September 2013, was a member of the Board of Directors of The Grilled Cheese Truck Company, a public company. He is also a member of the Executive Committee of the Los Angeles chapter of the Tech Coast Angels, a private venture capital group. Mr. Villard received a Bachelor of Arts from Harvard University and a Master of Science degree from China International Medical University. He is the Chairman of the Company’s Nominating and Corporate Governance Committee and also serves on the Compensation Committee and on the Audit Committee. Mr. Villard's experience as an officer and/or director of several public companies, as well as an investment banker, qualifies him to be a Director of the Company.

Jeff Grout, Director. Jeff Grout has been a Director of the Company since February 2014. He is a successful business speaker, consultant and coach. His clients include Amazon, Deloitte, LinkedIn, British Airways, Barclays, Ernst & Young, Virgin, etc. Listed in the '100 Best Business Speakers in Britain', Jeff Grout is in considerable demand as a motivational business speaker, conference chairman and interviewer. Formerly U.K. Managing Director of Robert Half International, a leading international recruitment consultancy, and Business Manager to Sir Clive Woodward, Head Coach of the England Rugby Team, Mr. Grout is now an independent business consultant specializing in leadership, people management, team building, peak performance, recruitment and retention issues. He has spoken at Henley Business School, Ashridge Management College, Cardiff Business School and the Danish Centre for Leadership. He holds several corporate advisory and executive coaching appointments and is also a successful business author. Jeff has written books on leadership, recruitment, career success, the psychology of peak performance and his police detective father's first murder case. His eighth book entitled “What You Need to Know about Leadership” was published in May 2011. Mr. Grout holds a Bachelor of Science (Economics) Degree from the London School of Economics and Political Science. Mr. Grout brings valuable operational experience within the staffing industry having grown the U.K. business of Robert Half International from $1 million to $100 million in sales and from 12 to 365 employees. He also identified and integrated several acquisitions of staffing businesses in the U.K. and continental Europe. He is the Chairman of the Company’s Compensation Committee and serves on the Nominating and Corporate Governance Committee and on the Audit Committee. Mr. Grout's extensive staffing industry experience, including his role as former Managing Director of Robert Half International, qualifies him to be a director of the Company.

Nicholas Florio, Director. Nicholas Florio has been a Director of the Company since May 2014. Mr. Florio provides business consulting and financial advice to a variety of closely held private businesses. He is an audit and accounting partner for Citrin Cooperman & Company, LLP (“Citrin Cooperman”) based in the firm’s New York City office. Mr. Florio has been with Citrin Cooperman for over 23 years. With over 25 years of experience in the staffing and employment arena, Mr. Florio serves as the Practice Leader of the firm's Employment and staffing area. Mr. Florio's experience in this area includes providing advice on corporate structuring; design of stock incentive and deferred compensation plans; merger and acquisition due diligence and consulting; among general business and tax advice. He is also a current member of the Board of Directors of both the New York Staffing Association (“NYSA”) and New Jersey Staffing Association (“NJSA”) and has been the President of the Industry Partner Group of NYSA for over 15 years. Mr. Florio is also a long-standing member of the Citrin Cooperman’s Executive Committee. A graduate of Pace University, Mr. Florio is a member of the New York State Society of Certified Public Accountants as well as the American Institute of CPAs. He is the Chairman of the Company’s Audit Committee and serves on the Nominating and Corporate Governance Committee and on the Compensation Committee. Mr. Florio's acute knowledge of financial and accounting matters, with an emphasis in the staffing industry through his role as audit and accounting partner for Citrin Cooperman, qualifies him to be a director of the Company.

Director Independence

Our Board has reviewed the materiality of any relationship that each of our directors has with us, either directly or indirectly. Based on this review, the Board has determined that the following directors are “independent directors” as defined by Nasdaq and SEC rules: Dimitri Villard, Jeff Grout and Nicholas Florio.

EXECUTIVE COMPENSATION

Compensation of Executive Officers

The following table sets forth the compensation paid to our named executive officers for the fiscal years ended December 29, 2018 (“Fiscal 2018”) and December 30, 2017 (“Fiscal 2017”). Individuals we refer to as our “named executive officers” include our Chief Executive Officer and our most highly compensated executive officers whose salary and bonus for services rendered in all capacities exceeded $100,000 during Fiscal 2018 and Fiscal 2017.

All amounts presented are in whole dollar amounts. All compensation amounts presented in British pounds have been translated using the foreign currency average exchange rates, unless otherwise indicated. All share numbers have been adjusted for the one-for-five reverse stock split effective January 3, 2018.

Summary Compensation Table

Name and Principal Position	Fiscal Year	Salary ($)	Bonus ($)	Stock Awards (1) ($)	Option Awards (2) ($)	Non-Equity Incentive Plan Compensation ($)	Nonqualified Deferred Compensation Earnings ($)	All Other Compensation (3) ($)	Total ($)
Brendan Flood	Fiscal 2018	373,521	183,639	—	—	—	—	32,859	590,018
Chairman and Chief Executive Officer	Fiscal 2017	354,615	177,308	354,375	18,896	—	—	29,925	935,119
David Faiman	Fiscal 2018	321,596	133,863	—	—	—	—	11,420	466,878
Chief Financial Officer	Fiscal 2017	280,225	140,113	197,500	—	—	—	11,532	629,370
Alicia Barker	Fiscal 2018	107,231	—	68,824	—	—	—	13,503	189,558
Chief Operating Officer	Fiscal 2017	—	—	—	—	—	—	—	—
Christopher Lutzo	Fiscal 2018	226,187	28,240	—	—	—	—	7,722	262,148
Former General Counsel	Fiscal 2017	196,130	82,500	74,500	—	—	—	5,047	358,177

(1)

Represents the amount recognized for financial statement reporting purposes in accordance with ASC Topic 718. Stock awards vest in full on the third anniversary of the grant date. The valuation assumptions used in calculating the value of stock awards is set forth in Note 12 to our audited consolidated financial statements incorporated by reference herein.

(2)

Represents the amount recognized for financial statement reporting purposes in accordance with ASC Topic 718. The Company has issued restricted shares to employees and board and committee members under its 2015 Omnibus Incentive Plan and 2016 Omnibus Incentive Plan. Under these plans, the restricted shares vest at the end of a period of three years.  The valuation assumptions used in calculating the value of option awards is set forth in Note 12 to our audited consolidated financial statements incorporated by reference herein.

(3)	The column “All Other Compensation” includes car allowance, 401K match, pensions and life and insurance premiums.

Employment Agreements

The Flood Employment Agreement

On January 3, 2014, in connection with the acquisition of Initio, the Company entered into a services agreement (the “Flood Employment Agreement”) with Brendan Flood. Pursuant to the Flood Employment Agreement, Mr. Flood initially served as Executive Chairman of the Board. Mr. Flood was initially paid a salary of £192,000 per annum, less statutory deductions, plus other benefits including reimbursement for reasonable expenses, paid vacation and insurance coverage for his roles with both the Company and our U.K. subsidiary. Under the agreement, Mr. Flood’s salary is required to be adjusted (but not decreased) annually in connection with the CPI Adjustment (as defined in the Flood Employment Agreement). Mr. Flood is also entitled to an annual bonus of up to 50% of his annual base salary based reaching certain financial milestones. Additionally, Mr. Flood was entitled to a gross profit appreciation participation, which entitled the participants to 10% of Initio’s “Excess Gross Profit,” which is defined as the increase in Initio gross profits in excess of 120% of the base year’s gross profit, up to $400,000. Mr. Flood’s participating level was 62.5%. On May 29, 2015, the Gross Profit Appreciation Bonus associated with this employment agreement was converted into Series A Preferred Stock.

The Flood Employment Agreement has a term of five years and will automatically renew thereafter unless 12 months written notice is provided by either party. This employment agreement includes customary non-compete/solicitation language for a period of 12 months after termination of employment, and in the event of a change in control, the Company may request that Mr. Flood continue employment with the new control entity. On January 1, 2017 the Company increased his salary by the CPI Adjustment and provided an additional bonus of up to 25% of his base salary based upon achieving a certain leverage ratio. In December 2017, upon the reorganization of the Company and departure of Mr. Briand, Mr. Flood’s title was changed to Chairman and he assumed the roles of Chief Executive Officer and President of the Company. On January 1, 2018 the Company increased his salary by the CPI Adjustment. All other terms of Mr. Flood’s employment agreement remained unchanged.

The Faiman Employment Agreement

On February 5, 2016, the Company entered into an employment agreement (the “Faiman Employment Agreement”) with David Faiman. Pursuant to the Faiman Employment Agreement, Mr. Faiman was appointed as Chief Financial Officer effective March 1, 2016 and was granted an initial base salary of $275,000 per annum. Mr. Faiman was later appointed Treasurer and Executive Vice President of the Company.

The Faiman Employment Agreement provides for severance payments of continued regular salary through the end of the year in the event of a termination by the Company not for cause or a resignation by the employee for good reason, which includes a change in title, duties, responsibilities or direct report superior. Mr. Faiman’s salary is required to be increased (but not decreased) annually in connection with the CPI Adjustment as defined in the Faiman Employment Agreement. In connection with his employment, Mr. Faiman also received a grant of 10,000 restricted shares of the Company’s common stock, which vest as follows: (i) 5,000 shares on the first-year anniversary, and (ii) 5,000 shares on the second anniversary of Mr. Faiman’s employment start date. Annual adjustments to salary, as well as bonus and additional stock option awards may be granted at the discretion of the Board based on meeting personal and corporate objectives each year. Mr. Faiman’s annual bonus target is 50% of annual base salary. On January 1, 2017 the Company increased his salary by the CPI Adjustment and provided an additional bonus of up to 25% of his base salary based upon achieving a certain leverage ratio. On January 1, 2018 the Company increased his salary to an annualized salary of $320,000.

The Lutzo Employment Agreement

On January 27, 2017, the Company entered into an employment agreement (the “Lutzo Employment Agreement”) with Christopher Lutzo. Pursuant to the Lutzo Employment Agreement, Mr. Lutzo was appointed as General Counsel effective February 13, 2017 and received a base salary of $220,000 per annum. Mr. Lutzo was later appointed Secretary and Executive Vice President of the Company. The Lutzo Employment Agreement provides for severance payments of continued regular salary through the end of the year in the event of a termination by the Company not for cause or a resignation by the employee for good reason, which includes a change in title, duties, responsibilities or direct report superior. Mr. Lutzo’s salary will be increased (but not decreased) annually in connection with the CPI Adjustment as defined in the Lutzo Employment Agreement. Mr. Lutzo also received a grant of 10,000 restricted shares of the Company’s common stock, which vest as follows: (i) 5,000 shares on the first-year anniversary, and (ii) 5,000 shares on the second anniversary of Mr. Lutzo’s employment start date. Annual adjustments to salary, as well as bonus and additional stock option awards will be granted at the discretion of the Board based on meeting personal and corporate objectives each year. His annual bonus target is 50% of annual base salary. On January 1, 2018 the Company increased his salary by the CPI Adjustment to an annualized salary of $223,960. Effective August 10, 2018, Mr. Lutzo is no longer with the Company. As part of his severance, he received severance pay in an amount equal to his annual base salary for six months and for a period of six months following his separation, all health insurance plan benefits which he was entitled to receive prior to the separation date.

The Barker Employment Agreement

The Company entered into an Employment Agreement with Alicia Barker that appointed her as the Company’s Chief Operating Officer effective July 1, 2018. Ms. Barker also serves as a member of our Board, but effective as of her appointment as our Chief Operating Officer, she no longer serves as a member of any Board committee and is not considered an independent director. Ms. Barker does not receive any compensation for her service as a member of the Board.

Under the terms of her employment agreement, Ms. Barker currently receives an annual base salary of $250,000 and is entitled to receive an annual performance bonus of up to 50% of her base salary based on the achievement of certain performance metrics. Ms. Barker’s base salary is required to be reviewed by the Board on an annual basis and may be increased, but not decreased, in its sole discretion. Ms. Barker’s employment agreement also entitles her to reimbursement of certain out-of-pocket expenses incurred in connection with her services to the Company and to participate in the benefit plans generally made available to other executives of the Company.

In the event Ms. Barker is terminated without cause or for good reason (as such terms are defined in her employment agreement), she is entitled to receive (subject to certain requirements, including signing a general release of claims): (i) any earned but unpaid base salary and vacation time, as well as unreimbursed expenses, through her termination date; (ii) severance pay in an amount equal to 12 months base salary; and (iii) any earned but unpaid performance bonus. In the event Ms. Barker is terminated for cause or without good reason, she is only entitled to receive any earned but unpaid base salary and vacation time, as well as unreimbursed expenses, through her termination date.

Ms. Barker’s employment agreement also contains customary confidentiality, non-solicitation and non-disparagement clauses.

Outstanding Equity Awards at December 29, 2018

Name	Number of securities underlying unexercised options (#) exercisable	Number of securities underlying unexercised options (#) unexercisable	Equity incentive plan awards; Number of securities underlying unexercised unearned options (#)	Option Exercise Price ($)	Option Expiration Date	Number of shares or units of stock that have not vested (#)	Market value of shares or units of stock that have not vested ($)	Equity incentive plan awards; Number of unearned shares, units or other rights that have not vested (#)	Equity incentive plan awards: Market or payout value of unearned shares, units or other rights that have not vested ($)
	Option awards					Stock awards
Brendan Flood (1)	6,600	—	6,600	$100.00	01/07/2024	—	—	—	—
Brendan Flood (2)	3,000	—	3,000	50.00	03/01/2025	—	—	—	—
Brendan Flood (3)	9,600	—	9,600	6.75	02/28/2027	—	—	—	—
Brendan Flood (4)	—	—	—	—	—	139,561	209,341	—	—
Brendan Flood (5)	—	—	—	—	—	—	—	10,832	16,248
David Faiman (6)	—	—	—	—	—	62,000	93,000	—	—
David Faiman (5)	—	—	—	—	—	—	—	7,542	11,312
Alicia Barker (7)	—	—	—	—	—	40,000	60,000	—	—
Christopher Lutzo (8)	—	—	—	—	—	15,000	22,500	—	—
Christopher Lutzo (5)	—	—	—	—	—	—	—	3,474	5,210

(1)	These options are fully vested and were issued pursuant to the 2014 Equity Incentive Plan and are exercisable for a period of 10 years.
(2)	These options are fully vested and were issued pursuant to the 2015 Equity Incentive Plan and are exercisable for a period of 10 years.
(3)	These options are fully vested and were issued pursuant to the 2016 Equity Incentive Plan and are exercisable for a period of 10 years.
(4)	Mr. Flood was issued an aggregate of 139,561 shares of restricted stock in 2016 and 2017 that remain unvested. These restricted shares will vest in full on the third anniversary of the grant date.
(5)

Represents performance units granted under our 2016 Long-Term Incentive Plan. These units vest and convert into shares of our common stock on a 1-to-1 ratio based on the achievement of certain performance metrics related to the market capitalization of our common stock at the end of calendar year 2018. The number of units reported represents threshold achievement of the applicable performance metrics, which represents 25% of the units granted. The 2016 Long-Term Incentive Plan expired on December 31, 2018 and these performance units did not vest.

(6)	Mr. Faiman was issued 62,000 shares of restricted stock in 2017 for services to the Company. These restricted shares will vest in full on the third anniversary of the grant date.
(7)

Pursuant to the Barker Employment Agreement, Ms. Barker received a grant of 40,000 restricted shares of the Company’s common stock, which vest as follows: (i) 20,000 shares on July 1, 2019, and (ii) 20,000 shares on July 1, 2020.

(8)

Pursuant to the Lutzo Employment Agreement, Mr. Lutzo received a grant of 10,000 restricted shares of the Company’s common stock, which vest as follows: (i) 5,000 shares on the first-year anniversary of Mr. Lutzo’s employment start date, and (ii) 5,000 shares on the second anniversary. As of the date of this prospectus, 5,000 restricted shares had vested. Mr. Lutzo also received an additional 10,000 shares of restricted stock in 2017 that will vest in full on the third anniversary of the date of grant.

Compensation of Directors

Name	Fiscal Year	Fees earned or paid in cash ($)	Stock awards(1)	Option Awards ($)	Non-Equity Incentive Plan Compensation	Change in Pension Value and Nonqualified Deferred Compensation Earnings	All Other Compensation	Total ($)
Brendan Flood (2)	Fiscal 2018	$—	$—	$—	—	—	—	$—
Dimitri Villard (3)	Fiscal 2018	$75,000	$12,152	$—	—	—	—	$87,152
Jeff Grout (4)	Fiscal 2018	75,000	12,152	—	—	—	—	87,152
Nicholas Florio (5)	Fiscal 2018	75,000	12,152	—	—	—	—	87,152
Alicia Barker (6)	Fiscal 2018	18,750	7,224	—	—	—	—	25,974

(1)

The Company accounts for stock-based instruments issued to employees in accordance with ASC Topic 718. The Company has issued these shares under its 2015 Omnibus Incentive Plan and 2016 Omnibus Incentive Plan, whereby these shares vest after three years from issuance. A nonemployee who sits on the Board and is compensated by the Company solely for the individual’s role as a Director will be treated as an employee under ASC 718.

(2)

Brendan Flood. Mr. Flood is our Chairman of the Board and Chief Executive Officer. Mr. Flood does not receive any additional compensation for his service as a member of the Board. For information concerning Mr. Flood’s compensation as our Chairman of the Board and Chief Executive Officer, please see “—Summary Compensation Table” herein.

(3)

Dimitri Villard. In May 2014, Mr. Villard was named the Chairman of the Nominating and Corporate Governance Committee and was named as a member of the Audit Committee and of the Compensation Committee. As a member of our Board, Mr. Villard receives an annual payment of $75,000, effective April 1, 2017, payable in monthly installments $6,250. In addition, for his services, Mr. Villard receives 1,400 shares of restricted common stock per quarter. During Fiscal 2018, Mr. Villard received 5,600 restricted common shares valued at $12,152 for his services as a Board and Committee member.

(4)

Jeff Grout. In February 2014, Mr. Grout was named the Chairman of the Compensation Committee and was also named as a member of the Nominating and Corporate Governance Committee. In June 2015, Mr. Grout was also named as a member of the Audit Committee. As a member of our Board, Mr. Grout receives an annual payment of $75,000, effective April 1, 2017, payable in monthly installments of $6,250. In addition, for his service, Mr. Grout receives 1,400 shares of restricted common stock per quarter. During Fiscal 2018 Mr. Grout received 5,600 restricted common shares valued at $12,152 for his service as a Board and Committee member.

(5)

Nicholas Florio. In May 2014, Mr. Florio was named the Chairman of the Audit Committee and was also named as a member of the Nominating and Corporate Governance Committee and of the Compensation Committee. As a member of our Board, Mr. Florio receives an annual payment of $75,000, effective April 1, 2017, payable in monthly installments of $6,250. At the request of Mr. Florio, all cash payments, common stock issuances and stock option issuances have been made in the name of Citrin Cooperman & Company, LLP. In addition, for his service, Mr. Florio receives 1,400 shares of restricted common stock per quarter. During Fiscal 2018, Mr. Florio received 5,600 restricted common shares valued at $12,152 for his services as a Board and Committee member.

(6)

Alicia Barker. On March 28, 2018, the board of directors of the Company appointed Alicia Barker to fill the Class II director vacancy created by the departure of Matt Briand in January 2018, such appointment was effective April 1, 2018. Between April 1, 2018 and July 1, 2018, Ms. Barker joined the Board as an independent director and served on the Board’s Compensation Committee and on the Nominating and Corporate Governance Committee. The Company entered into an Employment Agreement with Alicia Barker that appointed her as the Company’s Chief Operating Officer effective July 1, 2018 after which Ms. Barker continued as a member of the Board, however not as an independent director. As a non-independent director, Ms. Barker is not entitled to any additional compensation for services as a director. For information concerning Ms. Barker’s compensation as our Chief Operating Officer, please see “—Summary Compensation Table” herein.

Securities Authorized for Issuance under Equity Compensation Plans

The following table provides information as of December 29, 2018 about the common stock that may be issued upon the exercise of outstanding options, warrants and rights under the Company’s equity compensation plans:

Plan Category	Number of Securities to be issued upon exercising outstanding options, warrants, and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
Equity compensation plans approved by security holders	65,700	$6.75	36,060
Equity compensation plans not approved by security holders (1)	62,760	$65.80	3,639

(1)	At December 29, 2018, the Company had two equity compensation plans not approved by security holders, which are more fully described below.

2014 Equity Incentive Plan

On January 28, 2014, our Board adopted the 2014 Equity Incentive Plan (the “2014 Plan”). Under the 2014 Plan, we may grant options to employees, directors, senior management of the company and, under certain circumstances, consultants. The purpose of the 2014 Plan is to retain the services of the group of persons eligible to receive option awards, to secure and retain the services of new members of this group and to provide incentives for such persons to exert maximum efforts for the success of the company and its affiliates. A maximum of 50,000 shares of common stock has been reserved for issuance under this plan. The plan expires on January 28, 2024. At December 29, 2018, the Company had issued 50,000 options and shares of common stock and therefore there are no remaining shares eligible to be issued under the 2014 Plan.

The authority to administer the 2014 Plan currently resides with the Compensation Committee. They have the power to determine which persons eligible under the plan will be granted option awards.

Transferability

Option awards are not transferable other than by will or by the laws of descent and distribution unless otherwise provided in the individual option agreement.

Change of Control Event

In the event of a change in control, then, without the consent or action required of any holder of an option award (in such holder’s capacity as such):

(i) Any surviving corporation or acquiring corporation or any parent or affiliate thereof, as determined by the Board in its discretion, will assume or continue any option awards outstanding under the plan in all or in part or shall substitute to similar stock awards in all or in part; or

(ii) In the event any surviving corporation or acquiring corporation does not assume or continue any option awards or substitute to similar stock awards, for those outstanding under the plan, then: (a) all unvested option awards will expire (b) vested options will terminate if not exercised at or prior to such change in control; or

(iii) Upon change in control, the Board may, in its sole discretion, accelerate the vesting, partially or in full, in the sole discretion of the Board and on a case-by-case basis of one or more option awards as the board of directors may determine to be appropriate prior to such events.

Notwithstanding the above, in case of change in control, in the event all or substantially all of the shares of common stock of the company are to be exchanged for securities of another company, then each holder of an option award shall be obliged to sell or exchange, as the case may be, any shares such holder holds or purchased under the plan, in accordance with the instructions issued by the Board, whose determination shall be final.

Termination of Employment/Relationship

In the event of termination of the option holders employment with the Company or any of its affiliates, or if applicable, the termination of services given to the Company or any of its affiliates by consultants of the Company or any of its affiliates for cause (as defined in the plan), all outstanding option awards granted to such option holder (whether vested or not) will immediately expire and terminate on the date of such termination and the holder of option awards will not have any right in connection to such outstanding option awards, unless otherwise determined by the Board. The shares of common stock covered by such option awards will revert to the plan.

2015 Omnibus Incentive Plan

On September 23, 2015, our Board adopted the 2015 Omnibus Incentive Plan (the “2015 Plan”). Under the 2015 Plan, the Company may grant options to employees, directors, senior management of the company and, under certain circumstances, consultants. The purpose of the 2015 Plan is to retain the services of the group of persons eligible to receive option awards, to secure and retain the services of new members of this group and to provide incentives for such persons to exert maximum efforts for the success of the company and its affiliates.

The 2015 Plan provides for an aggregate of 90,000 shares of common stock to be available for awards. The number of shares available for grant pursuant to awards under the 2015 Plan is referred to as the “Available Shares”. If an award is forfeited, canceled, or if any option terminates, expires or lapses without being exercised, the common stock subject to such award will again be made available for future grant. However, shares that are used to pay the exercise price of an option or that are withheld to satisfy the participant’s tax withholding obligation will not be available for re-grant under the 2015 Plan.

The 2015 Plan has a term of ten years and no further awards may be granted under the 2015 Plan after that date. At December 29, 2018, the Company had issued 71,914 in options and share of common stock and had 18,086 unissued securities remaining under this plan.

Awards Available for Grant

The Compensation Committee may grant awards of Non-Qualified Stock Options, Incentive Stock Options, Stock Appreciation Rights, Restricted Stock Awards, Restricted Stock Units, Stock Bonus Awards, Performance Compensation Awards (including cash bonus awards) or any combination of the foregoing. Notwithstanding, the Compensation Committee may not grant to any one person in any one calendar year awards (i) for more than 30,000 common shares in the aggregate or (ii) payable in cash in an amount exceeding $600 in the aggregate.

Transferability

Each award may be exercised during the participant’s lifetime only by the participant or, if permissible under applicable law, by the participant’s guardian or legal representative and may not be otherwise transferred or encumbered by a participant other than by will or by the laws of descent and distribution. The Compensation Committee, however, may permit awards (other than Incentive Stock Options) to be transferred to family members, a trust for the benefit of such family members, a partnership or limited liability company whose partners or stockholders are the participant and his or her family members or anyone else approved by it.

Change in Control

Except to the extent otherwise provided in an award, in the event of a change in control, all outstanding options and equity awards (other than performance compensation awards) issued under the Plan will become fully vested and performance compensation awards will vest, as determined by the Compensation Committee, based on the level of attainment of the specified performance goals. In general, the Compensation Committee may, in its discretion, cancel outstanding awards and pay the value of such awards to the participants in connection with a change in control. The Compensation Committee can also provide otherwise in an award under the 2015 Plan.

2016 Omnibus Incentive Plan

On October 25, 2016, our Board adopted the 2016 Omnibus Incentive Plan (the “2016 Plan”) to, among other things, attract and retain the best available personnel, to provide additional incentive to employees, directors and consultants and to promote the success of the Company’s business. On January 26, 2017, our stockholders approved the 2016 Plan, pursuant to which 500,000 shares of the Company’s common stock were reserved for issuance under stock and stock option awards. On May 30, 2018, our stockholders approved an amendment to the 2016 Plan to increase the total number of shares reserved for issuance under the 2016 Plan to 1,250,000 shares of the Company’s common stock. To date, the Company has issued 571,062 shares and options to purchase shares of common stock and therefore has 678,938 shares remaining under this plan.

The Compensation Committee administers the 2016 Plan. The Compensation Committee will have the authority, without limitation to (i) designate participants; (ii) determine the type or types of awards to be granted to a participant; (iii) determine the number of common shares to be covered by, or with respect to which payments, rights, or other matters are to be calculated in connection with, awards; (iv) determine the terms and conditions of any award; (v) determine whether, to what extent, and under what circumstances awards may be settled or exercised in cash, common shares, other securities, other awards or other property, or canceled, forfeited, or suspended and the method or methods by which awards may be settled, exercised, canceled, forfeited, or suspended; (vi) determine whether, to what extent, and under what circumstances the delivery of cash, common shares, other securities, other awards or other property and other amounts payable with respect to an award; (vii) interpret, administer, reconcile any inconsistency in, settle any controversy regarding, correct any defect in and/or complete any omission in the 2016 Plan and any instrument or agreement relating to, or award granted under, the 2016 Plan; (viii) establish, amend, suspend, or waive any rules and regulations and appoint such agents as the Compensation Committee shall deem appropriate for the proper administration of the 2016 Plan; (ix) accelerate the vesting or exercisability of, payment for or lapse of restrictions on, awards; and (x) make any other determination and take any other action that the Compensation Committee deems necessary or desirable for the administration of the 2016 Plan  The Compensation Committee will have full discretion to administer and interpret the 2016 Plan and to adopt such rules, regulations and procedures as it deems necessary or advisable and to determine, among other things, the time or times at which the awards may be exercised and whether and under what circumstances an award may be exercised.

Eligibility

Employees, directors, officers, advisors and consultants of the Company or its affiliates are eligible to participate in the 2016 Plan. The Compensation Committee has the sole and complete authority to determine who will be granted an award under the 2016 Plan, however, it may delegate such authority to one or more officers of the Company under the circumstances set forth in the 2016 Plan.

Number of Shares Authorized

The 2016 Plan provides for an aggregate of 1,250,000 shares of common stock to be available for awards. The 2016 Plan has a term of ten years and no further awards may be granted under the 2016 Plan after that date.

Awards Available for Grant

The Compensation Committee may grant awards of Non-Qualified Stock Options, Incentive Stock Options, Stock Appreciation Rights, Restricted Stock Awards, Restricted Stock Units, Stock Bonus Awards, Performance Compensation Awards (including cash bonus awards) (each defined under the 2016 Plan) or any combination of the foregoing subject to the number of available shares. Notwithstanding anything to the contrary in the 2016 Plan, the

Compensation Committee may not grant to any one participant under the plan in any one calendar year awards (i) for more than 80,000 common shares in the aggregate or (ii) payable in cash in an amount exceeding $750,000 in the aggregate.

Options

Under the terms of the 2016 Plan, unless the Compensation Committee determines otherwise in the case of an option substituted for another option in connection with a corporate transaction, the exercise price of the options will not be less than the fair market value (as determined under the 2016 Plan) of the shares of common stock on the date of grant. Options granted under the 2016 Plan will be subject to such terms, including the exercise price and the conditions and timing of exercise, as may be determined by the Compensation Committee and specified in the applicable award agreement. The maximum term of an option granted under the 2016 Plan will be ten years from the date of grant (or five years in the case of an Incentive Stock Option granted to a 10% stockholder).

Stock Appreciation Rights

The Compensation Committee is authorized to award Stock Appreciation Rights (“SARs”) under the 2016 Plan. SARs will be subject to such terms and conditions as established by the Compensation Committee. A SAR is a contractual right that allows a participant to receive, either in the form of cash, shares or any combination of cash and shares, the appreciation, if any, in the value of a share over a certain period of time. A SAR granted under the 2016 Plan may be granted in tandem with an option and SARs may also be awarded to a participant independent of the grant of an option. SARs granted in connection with an option shall be subject to terms similar to the option which corresponds to such SARs. SARs shall be subject to terms established by the Compensation Committee and reflected in the award agreement.

Restricted Stock

The Compensation Committee is authorized to award restricted stock under the 2016 Plan. Unless otherwise provided by the Compensation Committee and specified in an award agreement, restrictions on restricted stock will lapse after three years of service with the Company. The Compensation Committee will determine the terms of such restricted stock awards. Shares of restricted stock are shares of common stock that generally are non-transferable and subject to other restrictions determined by the Compensation Committee for a specified period. Unless the Compensation Committee determines otherwise or specifies otherwise in an award agreement, if the participant terminates employment or services during the restricted period, then any unvested restricted stock will be forfeited.

Restricted Stock Unit Awards

The Compensation Committee is authorized to award restricted stock unit awards under the 2016 Plan. Unless otherwise provided by the Compensation Committee and specified in an award agreement, restricted stock units vest after three years of service with the Company. The Compensation Committee determines the terms of such restricted stock units. Unless the Compensation Committee determines otherwise or specifies otherwise in an award agreement, if the participant terminates employment or services during the period of time over which all or a portion of the units are to be earned, then any unvested units will be forfeited. At the election of the Compensation Committee, the participant will receive a number of shares of common stock equal to the number of units earned or an amount in cash equal to the fair market value of that number of shares at the expiration of the period over which the units are to be earned or at a later date selected by the Compensation Committee.

Stock Bonus Awards

The Compensation Committee is authorized to grant awards of unrestricted shares of common stock or other awards denominated in shares of common stock, either alone or in tandem with other awards, under such terms and conditions as the Compensation Committee may determine.

Performance Compensation Awards

The Compensation Committee is authorized to grant any award under the 2016 Plan in the form of a performance compensation awards. The Compensation Committee will select the performance criteria based on one or more of the following factors: (i) revenue; (ii) sales; (iii) profit (net profit, gross profit, operating profit, economic profit, profit margins or other corporate profit measures); (iv) earnings (EBIT, EBITDA, earnings per share, or other corporate earnings measures); (v) net income (before or after taxes, operating income or other income measures); (vi) cash (cash flow, cash generation or other cash measures); (vii) stock price or performance; (viii) total stockholder return (stock price appreciation plus reinvested dividends divided by beginning share price); (ix) economic value added; (x) return measures (including, but not limited to, return on assets, capital, equity, investments or sales, and cash flow return on assets, capital, equity, or sales); (xi) market share; (xii) improvements in capital structure; (xiii) expenses (expense management, expense ratio, expense efficiency ratios or other expense measures); (xiv) business expansion or consolidation (acquisitions and divestitures); (xv) internal rate of return or increase in net present value; (xvi) working capital targets relating to inventory and/or accounts receivable; (xvii) inventory management; (xviii) service or product delivery or quality; (xix) customer satisfaction; (xx) employee retention; (xxi) safety standards; (xxii) productivity measures; (xxiii) cost reduction measures; and/or (xxiv) strategic plan development and implementation.

Transferability

Each award may be exercised during the participant’s lifetime only by the participant or, if permissible under applicable law, by the participant’s guardian or legal representative.  No award may be assigned, alienated, pledged, attached, sold or otherwise transferred or encumbered by a participant other than by will or by the laws of descent and distribution and any such purported assignment, alienation, pledge, attachment, sale, transfer or encumbrance shall be void and unenforceable against the Company; provided that the designation of a beneficiary shall not constitute an assignment, alienation, pledge, attachment, sale, transfer or encumbrance. The Compensation Committee, however, may permit awards (other than incentive stock options) to be transferred to family members, a trust for the benefit of such family members, a partnership or limited liability company whose partners or stockholders are the participant and his or her family members or anyone else approved by it.

Amendment

The 2016 Plan has a term of ten years from the effective date of the 2016 Plan. The Board may amend, suspend or terminate the 2016 Plan at any time; however, shareholder approval to amend the 2016 Plan may be necessary if applicable law or listing rule so requires. No amendment, suspension or termination will impair the rights of any participant or recipient of any award without the consent of the participant or recipient.

Change in Control

Except to the extent otherwise provided in an award, in the event of a change in control, all outstanding options and equity awards (other than performance compensation awards) issued under the 2016 Plan will become fully vested or the period of restriction will expire and performance compensation awards vest, as determined by the Compensation Committee, based on the level of attainment of the specified performance goals or assuming that that the applicable “target” levels of performance have been obtained or on such other basis as determined by the Compensation Committee.

2016 Long-Term Incentive Plan

In May 2016, the Board approved the 2016 Long-Term Incentive Plan (the “2016 LTIP”). This plan was approved by our stockholders on January 26, 2017.

The material features of the 2016 LTIP are:

•	The maximum number of shares of common stock to be issued under the 2016 LTIP is 260,000 shares;
•	The award of performance units is permitted;
•	The term of the 2016 LTIP expired on December 31, 2018.

2016 LTIP Administration

The 2016 LTIP was administered by the Compensation Committee. The Compensation Committee had full power to select, from among the individuals eligible for awards, the individuals to whom awards will be granted, and to determine the specific terms and conditions of each award, subject to the provisions of the 2016 LTIP.

Eligibility

Persons eligible to participate in the 2016 LTIP were those officers, employees, consultants and independent contractors of the Company and its subsidiaries as selected from time to time by the Compensation Committee in its discretion. The Compensation Committee had full power to select, from among the individuals eligible for awards, the individuals to whom awards will be granted, and to determine the specific terms and conditions of each award, subject to the provisions of the 2016 LTIP.

Amendment and Termination

The Board had the authority to, without shareholder approval, modify, revise or terminate the 2016 LTIP at any time and from time to time.  The Board was required to seek shareholder approval to increase the amount of shares of common stock which may be issued under the 2016 LTIP or to make any “material amendment” to the 2016 LTIP.  The 2016 LTIP terminated on December 31, 2018.

Performance Units

The 2016 LTIP permitted the granting of performance units to participants under the 2016 LTIP.  The award agreement set forth the number of performance units granted to a participant.  The number of shares issued under an award is determined by multiplying the number of performance units granted to the participant by the vesting rate which is determined by measuring the market cap of the Company.  As amended by the Compensation Committee on October 25, 2016, the below chart summarizes the relationship between performance and the vesting rate for the performance units.

2018 Market Cap	Vesting Rate
Up to $54.6M	0.00%
From $54.6M to below $82M	25.00%
From $82M to below $109.3M	41.67%
From $109.3M to below $136.6M	66.67%
At $136.6M or above	100.00%

If earned, shares of common stock would have been issued to a participant within 30 days after the end of the performance period (December 31, 2018) and in no event later than March 15, 2019; provided, that the participant has been continuously employed, as applicable, with the Company through the date of issuance of the shares of common stock.  If a participant terminated employment for any reason with the Company before the issuance of the shares described above, the award would have been cancelled and forfeited, unless the Compensation Committee elects for special treatment.

As of Fiscal 2018 and Fiscal 2017, all units under the 2016 Plan had been issued and all compensation expense amortized. None of the outstanding awards under the 2016 LITP were eligible to vest as of the expiration of the 2016 LTIP.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information with respect to the beneficial ownership of our common stock as of February 7, 2019 for: (i) each of our directors; (ii) each of our named executive officers; (iii) all of our directors and executive officers as a group; and (iv) all persons, to our knowledge, are the beneficial owners of more than 5% of the outstanding shares of common stock. Beneficial ownership is determined in accordance with the rules of the SEC and includes voting or investment power with respect to the securities.

Except as indicated in footnotes to this table, we believe each person named in this table has sole voting and investment power with respect to the shares of common stock set forth opposite such person’s name. Percentage ownership is based on 5,719,168 shares of common stock outstanding on February 7, 2019.

Name of Beneficial Owner	Address	Common Stock Beneficially Owned	Percent of Common Stock
Brendan Flood (1)	3 London Wall Buildings, London Wall, London, EC2M 5SY	278,488	5.2%
David Faiman	641 Lexington Avenue, Suite 2701 New York, NY 10022	72,000	1.4%
Dimitri Villard (2)	8721 Santa Monica Blvd, Suite 100 Los Angeles, CA 90069	32,150	0.6%
Jeff Grout	3 London Wall Buildings, London Wall, London, EC2M 5SY	32,374	0.6%
Nicholas Florio	Citrin Cooperman & Company LLP 529 Fifth Avenue New York, NY 10017	33,299	0.6%
Alicia Barker	641 Lexington Avenue, Suite 2701 New York, NY 10022	45,600	0.9%
Christopher Lutzo	641 Lexington Avenue, Suite 2701 New York, NY 10022	20,000	0.3%
Directors and officers as a group		494,271	9.0%

Greater than 5% Holders:
Jackson Investment Group, LLC (3)	2655 Northwinds Parkway Alpharetta, GA 30009	2,374,204	35.8%

(1)

Includes 27,024 shares of common stock issuable to Mr. Flood within 60 days of February 7, 2019, pursuant to the conversion of Series A Preferred Stock. Mr. Flood and Mr. Briand own 1,039,380 and 623,628 of the Series A Preferred Shares, respectively, which may convert into 1.3 shares of common stock per 50 shares of Series A Preferred Shares, or 27,024 and 16,215 shares of common stock, respectively.

(2)	1,350 shares are held personally by Mr. Villard and 30,800 shares are held through Byzantine Productions, Inc.
(3)	Includes 905,508 warrants with a strike price of $1.66 issuable to Jackson Investment Group, LLC within 60 days of February 7, 2019.

DESCRIPTION OF SECURITIES

We are offering 2,425,000 shares of our common stock.

As of the date of this prospectus, our amended and restated certificate of incorporation authorizes us to issue 40,000,000 shares of common stock, par value $0.00001 per share, and 20,000,000 shares of preferred stock, par value $0.00001 per share.

The following description of our capital stock, certain provisions of our certificate of incorporation and bylaws, and certain provisions of Delaware law are summaries. The following description is not complete and is subject to and qualified in its entirety by our certificate of incorporation and bylaws, which are filed as exhibits to the registration statement of which this prospectus is a part, and by the relevant provisions of the Delaware General Corporation Law.

Common Stock

As of February 7, 2019, there were 5,719,168 shares of our common stock outstanding. The holders of our common stock are entitled to the following rights:

Voting

Our common stock is entitled to one vote for each share held on all matters submitted to a vote of the stockholders, including the election of directors, and does not have cumulative voting rights. Accordingly, the holders of a majority of the shares of our common stock entitled to vote in any election of directors can elect all of the directors standing for election.

Dividends

Subject to preferences that may be applicable to any then-outstanding preferred stock, the holders of common stock are entitled to receive dividends, if any, as may be declared from time to time by our board of directors out of legally available funds.

Liquidation

In the event of our liquidation, dissolution or winding-up, holders of our common stock will be entitled to share ratably in the net assets legally available for distribution to stockholders after the payment of all of our debts and other liabilities, subject to the satisfaction of any liquidation preference granted to the holders of any outstanding shares of preferred stock.

Rights and Preferences

Holders of our common stock have no preemptive, conversion or subscription rights, and there are no redemption or sinking fund provisions applicable to our common stock. The rights, preferences and privileges of the holders of our common stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of our preferred stock that are outstanding or that we may designate and issue in the future.

Preferred Stock

Our board of directors has the authority, without further action by the stockholders, to issue up to 20,000,000 shares of preferred stock in one or more series, to establish from time to time the number of shares to be included in each such series, to fix the rights, preferences and privileges of the shares of each wholly unissued series and any qualifications, limitations or restrictions thereon and to increase or decrease the number of shares of any such series, but not below the number of shares of such series then outstanding.  As of February 7, 2019, there were 1,663,008 shares of our Series A Preferred Stock outstanding, 13,000 shares of our Series E Preferred Stock outstanding, and 148 shares of our Series E-1 Preferred Stock outstanding.

Series A Preferred Stock

The Series A Preferred Stock has a stated value of $1.00 per share. Shares of the Series A Preferred Stock are convertible into shares of common stock at the holder’s election at any time prior to December 31, 2020, at a conversion rate of one and three tenths (1.3) shares of common stock for every 50 shares of Series A Preferred Stock that the holder elects to convert. Except as otherwise required by law, the Series A Preferred Stock shall have no voting rights.

In the event of our liquidation, dissolution or winding up, the holders of the Series A Preferred Stock shall be entitled to receive out of our assets legally available for distribution, prior to and in preference to distributions to the holders of our common stock or classes and series of our securities which by their terms do not rank senior to the Series A Preferred Stock, and either in preference to or pari passu with the holders of any other series of preferred stock that may be issued in the future that is expressly made senior or pari passu, as the case may be, an amount equal to the stated value of the Series A Preferred Stock less any dividends previously paid out on the Series A Preferred Stock.

The holders will be entitled to receive cash dividends at the rate of 12% of the stated value per annum, payable monthly in cash, prior to and in preference to any declaration or payment of any dividend on the common stock. So long as any shares of Series A Preferred Stock are outstanding, we shall not declare, pay or set apart for payment any dividend on any shares of common stock, unless at the time of such dividend we shall have paid all accrued and unpaid dividends on the outstanding shares of Series A Preferred Stock.

Up until December 31, 2020, holders may convert their shares into common stock at their election. Pursuant to the terms of the Series A Preferred Stock, on December 31, 2018, we were required to redeem all of the shares of Series A Preferred Stock of each holder, for cash or for shares of common stock in our sole discretion. However, on January 29, 2019, we entered into a waiver with each holder of the Series A Preferred Stock to extend the mandatory redemption date of the Series A Preferred Stock to December 31, 2020.

If the redemption price is paid in shares of common stock, the holders shall initially receive one and three tenths (1.3) shares of common stock for each $50.00 of the redemption price. If the redemption price is paid in cash, the redemption price paid to each holder shall be equal to the stated value for each share of Series A Preferred Stock, multiplied by the number of shares of Series A Preferred Stock held by such holder, less the aggregate amount of dividends paid to such holder through December 31, 2020.

Our board of directors may authorize the issuance of additional preferred stock with voting or conversion rights that could adversely affect the voting power or other rights of the holders of the common stock. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, could, among other things, have the effect of delaying, deferring or preventing a change in our control that may otherwise benefit holders of our common stock and may adversely affect the market price of the common stock and the voting and other rights of the holders of common stock.

Series E Preferred Stock

The Series E Preferred Stock ranks senior to our common stock and any other series or classes of preferred stock now or after issued or outstanding with respect to dividend rights and rights on liquidation, winding up and dissolution. Each share of Series E Preferred Stock is initially convertible into 561.8 shares of our common stock at any time after October 31, 2020 or the occurrence of a Preferred Default. A holder of Series E Preferred Stock is not required to pay any additional consideration in exchange for conversion of such Series E Preferred Stock into our common stock. Series E Preferred Stock is redeemable by us at any time at a price per share equal to the stated value ($1,000 per share) plus all accrued and unpaid dividends thereon. While the Series E Preferred Stock is outstanding, we are required to use the proceeds of any sales of equity securities, including the shares of common stock offered hereby, exclusively to redeem any outstanding shares of Series E Preferred Stock, except that we are permitted to use up to an aggregate of $3,000,000 of the gross proceeds from any equity offering completed on or before November 15, 2019 for working capital purposes. On January 22, 2019, we completed a registered direct offering of our common stock that generated $775,000 in gross proceeds that we expect to use for working capital purposes. Accordingly, without obtaining a waiver from the requisite holders of the Series E Preferred Stock, any proceeds from this offering or future equity offerings in excess of $2,225,000 must be used to redeem the Series E Preferred Stock.

In the event of our liquidation, dissolution or winding up, the holders of the Series E Preferred Stock are entitled to receive out of our assets legally available for distribution, prior to and in preference to distributions to the holders of our common stock or classes and series of our securities which by their terms do not rank senior to the Series E Preferred Stock, and either in preference to or pari passu with the holders of any other series of preferred stock that may be issued in the future that is expressly made senior or pari passu, as the case may be, an amount equal to the stated value of the Series E Preferred Stock plus any accrued but unpaid dividends.

The Series E Preferred Stock carries quarterly dividend rights of (a) cash dividends accruing (i) at an annual rate per share equal to 12% from the date of issuance and (ii) 17% after the occurrence of a Preferred Default, and (b) a dividend payable in shares of Series E-1 Convertible Preferred Stock equal to 5% per annum of the liquidation value of the outstanding Series E Preferred Stock. The shares of Series E-1 Preferred Stock have all the same terms, preferences and characteristics as the Series E Preferred Stock (including, without limitation, the right to receive cash dividends), except (i) Series E-1 Convertible Preferred Stock are mandatorily redeemable by us within thirty (30) days after written demand received from any holder at any time after the earlier of the occurrence of a Preferred Default or November 15, 2020, for a cash payment equal to the Liquidation Value (as defined in the Certificate of Designation for the Series E Preferred Stock) plus any accrued and unpaid dividends thereon, (ii) each share of Series E-1 Preferred Stock is initially convertible into 602 shares of our common stock, and (iii) Series E-1 Convertible Preferred Stock may be cancelled and extinguished by us if all shares of Series E Preferred Stock are redeemed by us on or prior to October 31, 2020. As of February 7, 2019, 7,303,371 shares and 89,180 of common stock were issuable upon the potential conversion of Series E Preferred Stock and Series E-1 Preferred Stock, respectively.

Outstanding Warrants

As of February 7, 2019, warrants to purchase an aggregate of 925,935 shares of our common stock with a weighted average exercise price of $1.76 per share were outstanding.

Anti-Takeover Effects of Provisions of Our Articles of Incorporation, Our Bylaws and Delaware Law

We are subject to Section 203 of the Delaware General Corporation Law. Section 203 generally prohibits a public Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years after the date of the transaction in which the person became an interested stockholder, unless:

•

prior to the date of the transaction, the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

•

the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding (i) shares owned by persons who are directors and also officers and (ii) shares owned by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

•

on or subsequent to the date of the transaction, the business combination is approved by the board and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock which is not owned by the interested stockholder.

•	Section 203 defines a business combination to include:
•	any merger or consolidation involving the corporation and the interested stockholder;
•	any sale, transfer, pledge or other disposition involving the interested stockholder of 10% or more of the assets of the corporation;
•	subject to exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder; or
•	the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation.

In general, Section 203 defines an interested stockholder as any entity or person beneficially owning 15% or more of the outstanding voting stock of the corporation and any entity or person affiliated with, or controlling, or controlled by, the entity or person. The term “owner” is broadly defined to include any person that, individually, with or through that person’s affiliates or associates, among other things, beneficially owns the stock, or has the right to acquire the stock, whether or not the right is immediately exercisable, under any agreement or understanding or upon the exercise of warrants or options or otherwise or has the right to vote the stock under any agreement or understanding, or has an agreement or understanding with the beneficial owner of the stock for the purpose of acquiring, holding, voting or disposing of the stock.

The restrictions in Section 203 do not apply to corporations that have elected, in the manner provided in Section 203, not to be subject to Section 203 of the Delaware General Corporation Law or, with certain exceptions, which do not have a class of voting stock that is listed on a national securities exchange or authorized for quotation on the Nasdaq Stock Market or held of record by more than 2,000 stockholders. Our certificate of incorporation and bylaws do not opt out of Section 203.

Section 203 could delay or prohibit mergers or other takeover or change in control attempts with respect to us and, accordingly, may discourage attempts to acquire us even though such a transaction may offer our stockholders the opportunity to sell their stock at a price above the prevailing market price.

Certificate of Incorporation and Bylaws

Provisions of our certificate of incorporation and bylaws may delay or discourage transactions involving an actual or potential change in our control or change in our management, including transactions in which stockholders might otherwise receive a premium for their shares, or transactions that our stockholders might otherwise deem to be in their best interests. Therefore, these provisions could adversely affect the price of our common stock. Among other things, our certificate of incorporation and bylaws:

•

permit our board of directors to issue up to 20,000,000 shares of preferred stock, without further action by the stockholders, with any rights, preferences and privileges as they may designate, including the right to approve an acquisition or other change in control;

•	provide that the authorized number of directors may be changed only by resolution of the board of directors;
•

except for directors, if any, elected by the holders of any series of preferred stock as provided for or fixed pursuant to any other provision, provide that all vacancies, including newly created directorships, may, except as otherwise required by law, be filled by the affirmative vote of a majority of directors then in office, even if less than a quorum;

•

do not provide for cumulative voting rights (therefore allowing the holders of a majority of the shares of common stock entitled to vote in any election of directors to elect all of the directors standing for election, if they should so choose);

•	provide that special meetings of our stockholders may be called only by our board of directors; and
•	provide for a classified board of directors.

Nasdaq Capital Market Listing

Our common stock is listed on the Nasdaq Capital Market under the symbol “STAF.”

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is VStock Transfer, LLC. The transfer agent’s address is 18 Lafayette Place, Woodmere, New York 11598.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Described below are transactions occurring since January 1, 2017 and any currently proposed transactions to which we were a party and in which:

•	the amounts involved exceeded or will exceed the lesser of (i) $120,000 or (ii) 1% of the average of our total assets at December 29, 2018 and December 30, 2017; and
•	a director, executive officer, holder of more than 5% of our outstanding capital stock, or any member of such person’s immediate family had or will have a direct or indirect material interest,

excluding executive compensation arrangements described elsewhere herein.

The Briand Separation Agreement

In connection with his resignation as officer and director of the Company, the Company entered into an agreement (the “Briand Separation Agreement”) with Mr. Briand dated December 21, 2017, with an effective date (“Separation Date”) of January 31, 2018, pursuant to which Mr. Briand provided advisory services, as requested by the Company, through the Separation Date. Pursuant to the Briand Separation Agreement, the Company agreed to provide, among other things: (a) pay through January 31, 2018 in the same amount and manner in which Mr. Briand was paid immediately prior to the Briand Separation Agreement; (b) severance pay in the amount of $362,000 (as of January 31, 2018) for twelve (12) months, payable over three (3) months in equal installments in accordance with the normal payroll policies of the Company, with the first installment being paid on the Company’s first regular pay date on or after January 31, 2018, which initial payment included all installment amounts that would have been paid during the first thirty (30) days following the Briand Separation Agreement had installments commenced immediately following the Separation Date; (c) performance bonuses for 2017 and 2018, in the amounts, if any, as determined by the Board based upon the criteria set forth for its executives, payable in cash at the time any such performance bonuses are ordinarily paid to the Company’s executives; (d) for a period of twelve (12) months following the Separation Date, all health insurance plan benefits to which Mr. Briand and his family were entitled prior to the Separation Date under any such benefit plans or arrangements maintained by the Company in which Mr. Briand and his family participated; (e) the immediate vesting of any unvested stock options and restricted securities granted to Mr. Briand; (f) reimbursement for life insurance benefits, payable in the calendar year 2018 in the same amount as Mr. Briand received as an active employee of the Company; (g) reimbursement of disability insurance premiums, payable in the calendar year 2018 in the same amount as Mr. Briand received as an active employee of the Company; and (h) an automobile allowance, payable in the calendar year 2018 in the same amount as Mr. Briand received as an active employee of the Company.

The Jackson Transactions

Term Loan Note #1.  On January 26, 2017, the Company entered into a note and warrant purchase agreement with Jackson for $7,400,000. Under the terms of this agreement, the Company issued to Jackson 330,000 shares of common stock and a warrant to purchase up to 630,000 shares of common stock at an initial exercise price of $6.75 per share (the “Warrant”). The note accrued interest on the principal amount at a rate of 6% per annum and had a maturity date of July 25, 2018. No interest or principal was payable until maturity. At any time during the term of the note, upon notice to Jackson, the Company could also, at its option, redeem all or some of the then outstanding principal amount of the note by paying to Jackson an amount not less than $100,000 of the outstanding principal (and in multiples of $100,000), plus any accrued but unpaid interest and liquidated damages and other amounts due under the note. The note’s principal was not convertible into shares of common stock; however, 50% of the accrued interest on the note could have been converted into shares of common stock, at the sole election of Jackson at maturity or upon prepayment by the Company, at a conversion price equal to $10.00 per share. On March 14, 2017, the Company and Jackson amended the Warrant to include a blocker preventing Jackson from owning more than 19.99% of the Company’s shares outstanding as of January 26, 2017, until such ownership was approved by the shareholders of the Company consistent with Nasdaq Rule 5635(b). On June 15, 2017, our stockholders approved the issuance of shares of the Company’s common stock under the Warrant to Jackson that may result in Jackson owning in excess of 19.99% of the Company’s outstanding shares. The Warrant is exercisable beginning on July 25, 2017 for a term of four and a half (4.5) years thereafter. The exercise price is subject to anti-dilution protection, including protection in circumstances where common stock is issued pursuant to the terms of certain existing convertible securities, provided that the exercise price shall not be adjusted below a price that is less than the consolidated closing bid price of the common stock. The Company has accounted for the Warrant as a liability under ASC 815-40 due to the anti-dilution protection provisions.

This note was fully repaid in connection with the issuance of the Jackson Note described below. The amount repaid consisted of $7,400,000 in principal and approximately $285,000 in interest.

Term Loan Note #2.  On April 5, 2017, the Company amended the note and warrant purchase agreement and entered into a second subordinated secured note for $1,650,000. Under the terms of this amended agreement, the Company issued to Jackson 59,397 shares of common stock, with an additional 74,184 shares of common stock that was issued after obtaining shareholder approval for issuance of shares to Jackson in excess of the 19.99% limit in June 2017. Also on April 5, 2017, the Company amended the Warrant to allow Jackson to purchase up to an additional 825,463 shares of common stock, modified the initial exercise price of the Warrant to $5.00 per share and modified the conversion price of accrued interest on the note issued to Jackson in January 2017 to $7.50. The Warrant was also amended to increase the amount of common stock issuable to Jackson pursuant to the anti-dilution clause contained therein. The second note accrued interest on the principal amount at a rate of 6% per annum and had a maturity date of June 8, 2019; subject to acceleration in certain circumstances. No interest or principal was payable on the second note until maturity. At any time during the term of the second note, upon notice to Jackson, the Company could have also, at its option, redeemed all or some of the then outstanding principal amount of the note by paying to Jackson an amount not less than $100,000 of the outstanding principal (and in multiples of $100,000), plus any accrued but unpaid interest and liquidated damages and other amounts due under the note. The second note’s principal was not convertible into shares of common stock; however, 50% of the accrued interest on the second note could have been converted into shares of common stock, at the sole election of Jackson at maturity or in the event of a prepayment by the Company, at a conversion price equal to $7.50 per share. The proceeds of this transaction were used to redeem the remaining shares and conversion rights of our Series D Preferred Stock.

This note was fully repaid in connection with the issuance of the Jackson Note described below. The amount repaid consisted of $ 1,650,000 in principal and approximately $44,000 in interest.

Term Loan Note #3.  In August 2017, the Company entered into a promissory note for $1,600,000, with a term of 60 days at interest of 10% per annum and issued 32,000 shares of common stock. The proceeds of the note were used to fund the satisfaction of a judgment entered in the matter of Staffing 360 Solutions, Inc. v. Former Officers of Staffing 360 Solutions, Inc.

This note was fully repaid in connection with the issuance of the Jackson Note described below. The amount repaid consisted of $1,600,000 in principal and approximately $20,000 in interest.

Term Loan Note #4. On September 1, 2017, the Company entered into a promissory note for $515,000, with a term of 31 days at an interest of 12% per annum. The proceeds of the note were used to fund other debt obligations.

This note was fully repaid in connection with the issuance of the Jackson Note described below. The amount repaid consisted of $515,000 in principal and approximately $3,000 in interest.

The Jackson Note.  On September 15, 2017, the Company entered into a $40,000,000 secured note agreement with Jackson (the “Jackson Note”). The proceeds of the sale of the secured note were used to repay the existing subordinated notes previously issued to Jackson pursuant to the existing note purchase agreement in the aggregate principal amount of $11,165,000 and to fund a portion of the purchase price consideration of the Firstpro Acquisition and the CBS Butler Acquisition and repay certain other outstanding indebtedness of the Company. The maturity date for the amounts due under the Jackson Note is September 15, 2020.  The Jackson Note will accrue interest at 12% per annum, due quarterly on January 1, April 1, July 1 and October 1 in each year, with the first such payment due on January 1, 2018. Interest on any overdue payment of principal or interest due under the Jackson Note will accrue at a rate per annum that is 5% in excess of the rate of interest otherwise payable thereunder. The Company paid a closing fee of $1,000,000 in connection with its entry into the amended and restated note purchase agreement in connection with the Jackson Note and agreed to issue 450,000 shares of the Company’s common stock as a closing commitment fee. These shares are subject to registration rights in favor of Jackson and were included in a new resale registration statement which was filed by the Company on November 1, 2017. The Jackson Note resulted in the extinguishment of the old notes in favor of Jackson in the amounts of $11,165,000 and recording of the new debt of $40,000,000 at fair value. Immediately prior to closing the Jackson Note, Jackson owned 526,697 shares of common stock and 905,508 warrants.

As of the end of Fiscal 2018, approximately $35,740,000 in principal amount was outstanding under the Jackson Note, and during Fiscal 2018 $13,000,000 of debt was converted into preferred equity under the Debt Exchange Agreement (see below) and approximately $5,055,000 in interest was paid on the Jackson Note.

Term Loan Note #4 Amendment. On August 27, 2018, Company entered into an amended agreement with Jackson, pursuant to which the note purchase agreement dated as of September 15, 2017 was amended to make a new senior debt investment of approximately $8,428,000 in the Company in exchange for a senior secured note in the principal amount of approximately $8,428,000. Terms of the additional investment are the same as the Jackson Note.

In connection with the additional investment, the Company entered into an amendment to the Warrant with Jackson.  The amendment amended the Warrant to reduce the exercise price of the Warrant from $5.00 per share to $3.50 per share.

Debt Exchange Agreement. On November 15, 2018, the Company, entered into a Debt Exchange Agreement with Jackson, pursuant to which, among other things, Jackson agreed to exchange $13,000,000 of indebtedness of the Company held by Jackson in exchange for 13,000 shares of a newly created class of preferred stock designated as the Series E Preferred Stock.

The Series E Preferred Stock ranks senior to the Company’s common stock and any other series or classes of preferred stock now or after issued or outstanding with respect to dividend rights and rights on liquidation, winding up and dissolution.  Each share of Series E Preferred Stock is initially convertible into 561.8 shares of common stock of the Company at any time after October 31, 2020 or the occurrence of a Preferred Default.  A holder of Series E Preferred Stock is not required to pay any additional consideration in exchange for conversion of such Series E Preferred Stock into the Company’s common stock.  Series E Preferred Stock is redeemable by the Company at any time at a price per share equal to the stated value ($1,000 per share) plus all accrued and unpaid dividends thereon.

The Series E Preferred Stock carries quarterly dividend rights of (a) cash dividends accruing (i) at an annual rate per share equal to 12% from the date of issuance and (ii) 17% after the occurrence of a Preferred Default, and (b) a dividend payable in shares of Series E-1 Convertible Preferred Stock equal to 5% per annum of the liquidation value of the outstanding Series E Preferred Stock.  The shares of Series E-1 Preferred Stock have all the same terms, preferences and characteristics as the Series E  Preferred Stock (including, without limitation, the right to receive cash dividends), except (i) Series E-1 Convertible Preferred Stock are mandatorily redeemable by the Company within thirty (30) days after written demand received from any holder at any time after the earlier of the occurrence of a Preferred Default or November 15, 2020, for a cash payment equal to the Liquidation Value (as defined in the Certificate of Designation for the Series E Preferred Stock) plus any accrued and unpaid dividends thereon, (ii) each share of Series E-1 Preferred Stock is initially convertible into 602 shares of the Company’s common stock, and (iii) Series E‑1 Convertible Preferred Stock may be cancelled and extinguished by the Company if all shares of Series E Preferred Stock are redeemed by the Company on or prior to October 31, 2020.

In connection with the Debt Exchange Agreement, Jackson and the Company further amended the Warrant with Jackson to reduce the exercise price of the Warrant from $3.50 per share to $1.66 per share and extend the period within which the Warrant may be exercised from January 26, 2022 to January 26, 2024.

Limited Waiver. On November 12, 2018 pursuant to a letter agreement between the Company and Jackson, Jackson waived, on a one-time basis, the occurrence of a breach of financial covenant by the Company as of the fiscal quarter ended September 29, 2018, under that certain Amendment and Restated Note Purchase Agreement, dated as of September 15, 2017, as amended by that certain First Omnibus Amendment and Reaffirmation Agreement, dated as of August 27, 2018.

UNDERWRITING

Under the terms and subject to the conditions in an underwriting agreement dated as of the date of this prospectus, the underwriter named below has agreed to purchase, at the public offering price less the underwriting discounts and commissions set forth on the cover page of this prospectus, the number of shares of common stock listed next to its name in the following table:

Name of Underwriter	Number of Shares of Common Stock
ThinkEquity, a division of Fordham Financial Management, Inc.	2,425,000

The underwriter is committed to purchase all the shares of common stock offered by us, other than those covered by the option to purchase additional shares described below, if they purchase any shares of common stock. The obligations of the underwriter may be terminated upon the occurrence of certain events specified in the underwriting agreement. Furthermore, pursuant to the underwriting agreement, the underwriter’s obligations are subject to customary conditions, representations and warranties contained in the underwriting agreement, including the absence of any material adverse change in our business or in the financial markets and the receipt of certain legal opinions, certificates and letters from us, our counsel and the independent auditors.

As compensation for the underwriter’s services, in addition to underwriting discounts and commissions set forth on the cover page of this prospectus, we have agreed to pay the underwriter an advance of $30,000, which shall be applied against actual out-of-pocket accountable expenses and shall be reimbursed to us to the extent any portion thereof is not actually incurred in compliance with FINRA Rule 5110(f)(2)(C) in the event of the termination of this offering.  In addition, we have agreed to pay a non-accountable expense allowance to the underwriter equal to 1% of the public offering price.

We have also agreed to grant the underwriter an irrevocable right of first refusal for a period of 12 months after February 12, 2019, to act as sole and exclusive investment banker, sole and exclusive book-runner, sole and exclusive financial advisor, sole and exclusive underwriter and/or sole and exclusive placement agent, at the underwriter’s sole and exclusive discretion, for each of our future public and private equity offerings, including all equity linked financings, during such 12-month period.

We have agreed to indemnify the underwriter against specified liabilities, including liabilities under the Securities Act of 1933, as amended, or the Securities Act, and to contribute to payments the underwriter may be required to make in respect thereof.

The underwriter is offering the shares of common stock, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of legal matters by their counsel and other conditions specified in the underwriting agreement. The underwriter reserves the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.

We have granted the underwriter an over-allotment option. This option, which is exercisable for up to 45 days after the date of this prospectus, permits the underwriter to purchase a maximum of 363,750 additional shares (15% of the shares of common stock sold in this offering) from us to cover over-allotments, if any. If the underwriter exercises all of this option, they will purchase 363,750 shares of common stock covered by the option at the public offering price that appears on the cover page of this prospectus, less the underwriting discount. If this option is exercised in full, the total price to the public will be approximately $4.6 million and the total net proceeds, before expenses, to us will be approximately $4.3 million.

Our common stock is listed on the Nasdaq Capital Market under the symbol “STAF”.

Discounts and Commissions

The following table shows the public offering price, underwriting discounts and commissions and proceeds, before estimated offering expenses payable by us, to us. The information assumes either no exercise or full exercise by the underwriter of its over-allotment option.

		Total
	Per Share of Common Stock	Without Over-allotment Option	With Over-allotment Option
Public offering price	$1.65	$4,001,250	$4,601,438
Underwriting discounts and commissions paid by us	$0.1155	$280,088	$322,101
Proceeds, before expenses, to us	$1.5345	$3,721,163	$4,279,337

The underwriter proposes to offer the shares of common stock offered by us to the public at the public offering price set forth on the cover of this prospectus. In addition, the underwriter may offer some of the shares to other securities dealers at such price less a concession of $0.0825 per share. If all of the shares of common stock offered by us are not sold at the public offering price, the underwriter may change the offering price and other selling terms by means of a supplement to this prospectus.

We have agreed to pay the underwriter’s expenses relating to the offering, including (1) all fees incurred in clearing this offering with FINRA; (2) the costs of all mailing and printing of the underwriting documents, registration statements, prospectuses and all amendments, supplements and exhibits thereto and as many preliminary and final prospectuses as the underwriter may reasonably deem necessary; (3) all fees and expenses and disbursements relating to the registration or qualification of the shares of common stock sold in the offering (including the over-allotment shares) under the “blue sky” securities laws of such states and other jurisdictions; (4) the fees and expenses of the underwriter’s legal counsel and (5) the underwriter’s actual accountable “road show” expenses for the offering. The maximum amount of fees, costs and expenses incurred by the underwriter (inclusive of legal fees, disbursements and costs) that we shall be responsible for may not exceed $142,500.

The underwriter has also agreed to credit us a one-time fee reimbursement in the amount of $75,000.

We estimate that the total expenses of the offering payable by us, excluding the total underwriting discount and expense reimbursement, will be approximately $487,500.

Discretionary Accounts

The underwriter does not intend to confirm sales of the securities offered hereby to any accounts over which they have discretionary authority.

Lock-Up Agreements

Pursuant to certain “lock-up” agreements, our officers and directors will agree, not to offer, issue, sell, contract to sell, encumber, grant any option for the sale of or otherwise dispose of any of our securities without the prior written consent of the representative, for a period of 90 days from the effective date of this registration statement. We have also agreed, in the underwriting agreement, to similar lock-up restrictions on the issuance and sale of our ordinary shares for 90 days following the closing of this offering, although we will be permitted to issue stock options or stock awards to directors, officers, employees and consultants under our existing plans. The underwriter may, in its sole discretion and without notice, waive the terms of any of these lock-up agreements

Electronic Offer, Sale and Distribution of Shares

A prospectus in electronic format may be made available on the websites maintained by one or more of the underwriters or selling group members, if any, participating in this offering and the underwriter participating in this offering may distribute prospectuses electronically. The underwriter may agree to allocate a number of shares and warrants to the underwriter and selling group members for sale to their online brokerage account holders. Internet distributions will be allocated by the underwriter and selling group members that will make internet distributions on the same basis as other allocations. Other than the prospectus in electronic format, the information on these websites is not part of, nor incorporated by reference into, this prospectus or the registration statement of which this prospectus forms a part, has not been approved or endorsed by us or any underwriter in its capacity as underwriter, and should not be relied upon by investors.

Stabilization

In connection with this offering, the underwriter may engage in stabilizing transactions, over-allotment transactions, syndicate-covering transactions, penalty bids and purchases to cover positions created by short sales.

•

Stabilizing transactions permit bids to purchase shares so long as the stabilizing bids do not exceed a specified maximum and are engaged in for the purpose of preventing or retarding a decline in the market price of the shares while the offering is in progress.

•

Over-allotment transactions involve sales by the underwriter of shares in excess of the number of shares the underwriter is obligated to purchase. This creates a syndicate short position which may be either a covered short position or a naked short position. In a covered short position, the number of shares over-allotted by the underwriter is not greater than the number of shares that they may purchase in the over-allotment option. In a naked short position, the number of shares involved is greater than the number of shares in the over-allotment option. The underwriter may close out any short position by exercising their over-allotment option and/or purchasing shares in the open market.

•

Syndicate covering transactions involve purchases of shares in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of shares to close out the short position, the underwriter will consider, among other things, the price of shares available for purchase in the open market as compared with the price at which they may purchase shares through exercise of the over-allotment option. If the underwriter sells more shares than could be covered by exercise of the over-allotment option and, therefore, have a naked short position, the position can be closed out only by buying shares in the open market. A naked short position is more likely to be created if the underwriter is concerned that after pricing there could be downward pressure on the price of the shares in the open market that could adversely affect investors who purchase in the offering.

•

Penalty bids permit the underwriter to reclaim a selling concession from a syndicate member when the shares originally sold by that syndicate member are purchased in stabilizing or syndicate covering transactions to cover syndicate short positions.

These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our shares of common stock or preventing or retarding a decline in the market price of our shares of common stock. As a result, the price of our common stock in the open market may be higher than it would otherwise be in the absence of these transactions. Neither we nor the underwriter makes any representation or prediction as to the effect that the transactions described above may have on the price of our common stock. These transactions may be effected on the Nasdaq Capital Market and, if commenced, may be discontinued at any time.

Other Relationships

Except as disclosed in this prospectus, we have no present arrangements with the underwriter for any further services.

Offer restrictions outside the United States

Other than in the United States, no action has been taken by us or the underwriter that would permit a public offering of the securities offered by this prospectus in any jurisdiction where action for that purpose is required. The securities offered by this prospectus may not be offered or sold, directly or indirectly, nor may this prospectus or any other offering material or advertisements in connection with the offer and sale of any such securities be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of that jurisdiction. Persons into whose possession this prospectus comes are advised to inform themselves about and to observe any restrictions relating to the offering and the distribution of this prospectus. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities offered by this prospectus in any jurisdiction in which such an offer or a solicitation is unlawful.

LEGAL MATTERS

The validity of the securities offered by this prospectus will be passed upon by Haynes and Boone, LLP, New York, New York. Certain matters will be passed upon for the underwriter by Pryor Cashman LLP, New York, New York.

EXPERTS

RBSM LLP, an independent registered public accounting firm, has audited our consolidated financial statements for the transition period ended December 31, 2016 and for the fiscal year ended May 31, 2016 included in our Annual Report on Form 10-K for the fiscal year ended December 30, 2017, as set forth in their report, which is incorporated by reference in this prospectus.

BDO USA, LLP an independent registered public accounting firm, has audited our consolidated financial statements for the fiscal year ended December 30, 2017 included in our Annual Report on Form 10-K for the fiscal year ended December 30, 2017, as set forth in their report, which is incorporated by reference in this prospectus.

Our consolidated financial statements are incorporated by reference in reliance on the reports of BDO USA, LLP and RBSM LLP, given on their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act, with respect to the securities being offered by this prospectus. This prospectus does not contain all of the information in the registration statement and its exhibits. For further information with respect to us and the securities offered by this prospectus, we refer you to the registration statement and its exhibits. Statements contained in this prospectus as to the contents of any contract or any other document referred to are not necessarily complete, and in each instance, we refer you to the copy of the contract or other document filed as an exhibit to the registration statement. Each of these statements is qualified in all respects by this reference.

You can read our SEC filings, including the registration statement, over the Internet at the SEC’s website at www.sec.gov.

We are subject to the information and periodic reporting requirements of the Exchange Act, and we file periodic reports, proxy statements and other information with the SEC. These periodic reports, proxy statements and other information are available for inspection at the website of the SEC referred to above. We maintain a website at www.staffing360solutions.com. You may access our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act with the SEC free of charge at our website as soon as reasonably practicable after such material is electronically filed with, or furnished to, the SEC. The information contained in, or that can be accessed through, our website is not incorporated by reference in, and is not part of, this prospectus.

INFORMATION INCORPORATED BY REFERENCE

The SEC allows us to “incorporate by reference” information from other documents that we file with it, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus. Information in this prospectus supersedes information incorporated by reference that we filed with the SEC prior to the date of this prospectus.

We incorporate by reference into this prospectus and the registration statement of which this prospectus is a part the information or documents listed below that we have filed with the SEC (Commission File No. 001-37575).

This prospectus incorporates by reference the following reports and statements filed by us with the SEC:

•	Our Annual Report on Form 10-K for the year ended December 30, 2017, filed with the SEC on March 29, 2018;
•	Our Quarterly Reports on Form 10-Q, filed with the SEC on May 14, 2018, August 14, 2018 (and as amended November 19, 2018) and November 13, 2018;
•	The description of our common stock contained in our Registration Statement on Form 8-A filed on September 28, 2015 together with any amendments thereto; and
•

Our Current Reports on Form 8-K, filed with the SEC on January 3, 2018, January 22, 2018, February 13, 2018, March 14, 2018, March 27, 2018 (excluding information furnished pursuant to Item 2.02), March 29, 2018 (three reports, excluding information furnished pursuant to Item 2.02), April 9, 2018, April 23, 2018 (excluding information furnished pursuant to Item 2.02), May 10, 2018 (excluding information furnished pursuant to Item 2.02), May 14, 2018 (excluding information furnished pursuant to Item 2.02), June 1, 2018, July 5, 2018, August 13, 2018,August 17, 2018, August 22, 2018, August 28, 2018 (as amended by Amendment No. 1 on Form 8-K/A, filed on November 2, 2018), November 15, 2018, November 28, 2018, January 23, 2019 (two reports), January 24, 2019 and January 30, 2019.

In addition, all documents subsequently filed by us pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act, prior to the termination of the offering (excluding any information furnished rather than filed) shall be deemed to be incorporated by reference into this prospectus.

We will provide to each person, including any beneficial owners, to whom a prospectus is delivered, a copy of any or all of the reports or documents that have been incorporated by reference in the prospectus contained in the registration statement but not delivered with the prospectus. We will provide these reports or documents upon written or oral request at no cost to the requester. You should direct any written requests for documents to Staffing 360 Solutions, Inc., Attn: Chief Financial Officer, 641 Lexington Ave., 27th Floor, New York, New York 10022. You may also telephone us at (646) 507-5710.

You may also access the documents incorporated by reference in this prospectus through our website at www.staffing360solutions.com. Except for the specific incorporated documents listed above, no information available on or through our website shall be deemed to be incorporated in this prospectus or the registration statement of which it forms a part

2,425,000 Shares

Common Stock

PROSPECTUS

ThinkEquity

a division of Fordham Financial Management, Inc.

February 11, 2019